Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of October 17, 2018,

among

NOVARTIS AG,

EDINBURGH MERGER CORPORATION

and

ENDOCYTE, INC.

i

INDEX OF DEFINED TERMS

Defined Term	Location of Definition

ABX License Agreements	9.03
Acceptable Confidentiality Agreement	9.03
Adverse Recommendation Change	5.02(e)
affiliate	9.03
Agreement	Preamble
Anti-Corruption Laws	3.15(d)
Applicable Proceeding	6.04(b)
Appraisal Shares	2.01(d)
Authorizations	3.15(b)
Bankruptcy and Equity Exception	3.04(a)
Book-Entry Shares	2.02(b)
Burdensome Condition	6.03(c)
Business Day	9.03
Certificate of Merger	1.03
Certificates	2.02(b)
Closing	1.02
Closing Date	1.02
Code	3.09(f)
Company	Preamble
Company Acquisition Agreement	5.02(a)
Company Balance Sheet	3.06(d)
Company Benefit Plan	9.03
Company Board	Recitals
Company Bylaws	3.01
Company Charter	3.01
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company ESPP	9.03
Company Intellectual Property	3.18(b)
Company Material Adverse Effect	9.03
Company Operating Plan	5.01(a)(v)
Company Preferred Stock	3.02(a)
Company Recommendation	3.04(b)
Company Registered Intellectual Property	3.18(a)
Company RSU	9.03
Company SEC Documents	3.06(a)
Company Stock Option	9.03
Company Stock Plans	9.03
Company Stockholder Approval	3.04(b)
Company Stockholders Meeting	6.01(a)
Company Subsidiaries	3.03(a)
Company Takeover Proposal	9.03

Company Termination Fee	6.08(b)
Company Warrant Agreement	9.03
Company Warrant	9.03
Confidential Disclosure Agreement	6.02
Consent	3.05(b)
Continuing Employees	6.06(a)
Contract	9.03
control	9.03
Controlled Group	3.11(d)
Copyrights	9.03
Current Offering Period	6.16
DGCL	Recitals
DOJ	6.03(d)
Drug Law	9.03
Effective Time	1.03
EMA	3.16(a)
Environmental Authorizations	3.17(a)
Environmental Claims	3.17(b)(i)
Environmental Law	3.17(b)(ii)
Equity Interests	3.02(a)
ERISA	3.11(c)
Exchange Act	9.03
Exchange Fund	2.02(a)
Excluded Shares	2.01(b)
Exercise Price	6.05(a)(i)
FCPA	3.15(c)
FDA	3.16(a)
FTC	6.03(d)
GAAP	3.02(e)
Good Clinical Practice Requirements	9.03
Good Laboratory Practice Requirements	9.03
Good Manufacturing Practice Requirements	9.03
Governmental Entity	3.05(b)
Hazardous Materials	3.17(b)(iii)
Health Care Submissions	3.16(a)
HSR Act	3.05(b)
Inactive Pharmaceutical Products	9.03
Indebtedness	9.03
Indemnified Persons	6.07(a)
Initial Extension Date	8.01(b)(i)
Intellectual Property	9.03
Intervening Event	9.03
IT Assets	9.03
Judgment	3.05(a)
knowledge	9.03
Law	3.05(a)

v

Lease	3.12(b)
Leased Real Property	3.12(b)
Legal Restraints	7.01(a)
Liens	9.03
Measurement Date	3.02(a)
Merger	Recitals
Merger Consideration	2.01(c)
Merger Sub	Preamble
Nasdaq	3.02(e)
Nonqualified Deferred Compensation Plan	3.11(i)
Notice of Adverse Recommendation Change	5.02(f)
OSS	9.03
Outside Date	8.01(b)(i)
Parent	Preamble
Parent Expenses	6.08(c)
Parent Material Adverse Effect	9.03
Parent Termination Fee	6.08(d)
parties	Preamble
party	Preamble
Patents	9.03
Paying Agent	2.02(a)
Permitted Antitrust Action	6.03(c)
Permitted Liens	9.03
Permitted Product	6.03(c)
Person	9.03
Personal Data	9.03
Pharmaceutical Products	9.03
PMDA	3.16(a)
Proceeding	3.14
Proxy Statement	3.05(b)
Qualifying Company Takeover Proposal	5.02(c)
Recent SEC Reports	Article III
Release	3.17(b)(iv)
Representatives	5.02(a)
Required Regulatory Approvals	9.03
Sanctions	3.15(c)
Sarbanes-Oxley Act	3.06(b)
SEC	9.03
Section 262	2.01(d)
Section 721	3.05(b)
Securities Act	9.03
Special Committee	Recitals
Specified Contract	3.13(a)
subsidiary	9.03
Superior Proposal	9.03
Surviving Corporation	1.01

Tax Return	9.03
Taxes	9.03
Taxing Authority	9.03
Trade Secrets	9.03
Trademarks	9.03
Transactions	Recitals
Transfer Taxes	6.10(c)
Voting Company Debt	3.02(c)

AGREEMENT AND PLAN OF MERGER dated as of October 17, 2018 (this “Agreement”), by and among Novartis AG, a company organized under the laws of Switzerland (“Parent”), Edinburgh Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Endocyte, Inc., a Delaware corporation (the “Company”).  Unless expressly stated otherwise, Parent, Merger Sub and the Company are referred to in this Agreement individually as a “party” and collectively as the “parties”.

WHEREAS, the parties intend that at the Effective Time, Merger Sub will be merged with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the special committee of the Company Board (the “Special Committee”) has (i) determined that this Agreement, and the Merger and the other transactions contemplated hereby (collectively, the “Transactions”), are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Transactions, including the Merger, in each case on the terms and subject to the conditions set forth in this Agreement and (iii) recommended that the Company Board approve this Agreement and the Transactions, including the Merger, in each case on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”) (acting upon the affirmative recommendation of the Special Committee) has (i) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Transactions, including the Merger, in each case on the terms and subject to the conditions set forth in this Agreement and (iii) recommended that the holders of shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock”), adopt this Agreement and directed that this Agreement be submitted for adoption by the Company’s stockholders at the Company Stockholders Meeting;

WHEREAS, the Board of Directors of Merger Sub has approved and declared advisable, and the Board of Directors of Parent has approved, this Agreement and the Transactions, including the Merger, in each case on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Transactions.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

The Merger

SECTION 1.01.  The Merger.  On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

SECTION 1.02.  Closing.  The closing of the Merger (the “Closing”) shall take place at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019 at 10:00 a.m., New York City time, on a date to be specified and agreed by Parent and the Company, which date shall be no later than the third Business Day following the satisfaction (or, to the extent permitted by Law, waiver by the party entitled thereto) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction (or, to the extent permitted by Law, waiver by the party entitled thereto) of such conditions), or at such other place, time and date as shall be agreed in writing by the parties hereto.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03.  Effective Time.  Prior to the Closing, Parent, Merger Sub and the Company shall prepare, and on the Closing Date, Parent, Merger Sub and the Company shall file with the Secretary of State of the State of Delaware, a certificate of merger (the “Certificate of Merger”) executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL to effectuate the Merger.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State of the State of Delaware or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

SECTION 1.04.  Effects of Merger.  The Merger shall have the effects provided in this Agreement and as set forth in Section 259 of the DGCL.  Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

SECTION 1.05.  Certificate of Incorporation and Bylaws.  Subject to Section 6.07, at the Effective Time, (a) the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to be identical to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that references therein to the name of Merger Sub shall be replaced by references to Endocyte, Inc.), and (b) the bylaws of the Surviving Corporation shall be amended and restated in their entirety to be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that references therein to the name of Merger Sub shall be replaced by references to Endocyte, Inc.), in each case, until thereafter amended in accordance with applicable Law and the applicable provisions therein.

SECTION 1.06.  Directors and Officers.  (a)  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b)  The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

Effect on Capital Stock; Payment for Shares

SECTION 2.01.  Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(a)  Capital Stock of Merger Sub.  Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $.001 per share, of the Surviving Corporation.

(b)  Cancellation of Stock Owned by the Company, Parent or Merger Sub.  Each share of Company Common Stock that is owned by the Company, Parent or Merger Sub (such shares, “Excluded Shares”), in each case immediately prior to the Effective Time, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(c)  Conversion of Company Common Stock.  Each issued and outstanding share of Company Common Stock (other than Excluded Shares and Appraisal Shares) shall be converted into the right to receive an amount in cash equal to $24.00, without interest and less any applicable withholding Taxes (the “Merger Consideration”).  As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 2.02.

(d)  Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) (such shares, “Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(c), but instead, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, shall be canceled and retired and shall cease to exist and shall represent the right to receive only those rights provided under Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then the right of such holder to receive those rights under and to be paid such consideration as is determined pursuant to Section 262, shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and shall represent only the right to receive, the Merger Consideration as provided in Section 2.01(c).  If the Surviving Corporation makes any payment after the Effective Time with respect to Appraisal Shares to the holders thereof pursuant to such holders’ appraisal rights under Section 262, then any portion of the Merger Consideration relating to such Appraisal Shares held in the Exchange Fund shall be delivered by the Paying Agent to the Surviving Corporation upon demand.  The Company shall serve prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, any withdrawals of any such demands or any other instruments served pursuant to the DGCL and received by the Company relating to the rights of appraisal of the holders of shares of Company Common Stock, and Parent shall have the right to participate in and direct all negotiations and Proceedings with respect to such demands.  Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, or otherwise negotiate any such demands, or agree to do any of the foregoing.  Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demand for appraisal or offer to settle or settle any such demand that is not conditioned on consummation of the Merger.

SECTION 2.02.  Payment of Merger Consideration.  (a)  Paying Agent.  Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration as provided in Section 2.01(c).  Parent shall take all steps necessary to enable and shall cause the Surviving Corporation to provide to the Paying Agent, on a timely basis, at or immediately after the Effective Time, cash necessary to pay for the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to Section 2.01(c) (such cash being hereinafter referred to as the “Exchange Fund”).

(b)  Exchange Procedure.  Promptly (and in any event no later than five Business Days) after the Effective Time, the Paying Agent shall mail to each holder of record of a certificate or certificates, or a non-certificated share or non-certificated shares, that immediately prior to the Effective Time represented outstanding shares of Company

Common Stock (the “Certificates” or “Book-Entry Shares”, respectively) which were converted into the right to receive the Merger Consideration pursuant to Section 2.01(c) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon delivery of the Certificates or Book-Entry Shares, as applicable, to the Paying Agent, and shall be in customary form and have such other provisions as any party may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares, as applicable, in exchange for the Merger Consideration.  Upon (A) in the case of a Certificate, surrender of such Certificate to the Paying Agent for cancellation, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent or (B) in the case of Book-Entry Shares, receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request), the holder of such Certificate or Book-Entry Share, as applicable, shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock theretofore represented by such Certificate or Book-Entry Share, as applicable, pursuant to Section 2.01(c), and the Certificate or Book-Entry Share, as applicable, so surrendered shall forthwith be canceled.  In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share, as applicable, so surrendered is registered, if such Certificate or Book-Entry Share, as applicable, shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or Book-Entry Share, as applicable, or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable.  Until surrendered as contemplated by this Section 2.02, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration in accordance with this Article II.  No interest shall be paid or accrue on the cash payable upon surrender of any Certificate or Book-Entry Share.

(c)  No Further Ownership Rights in Company Common Stock.  The Merger Consideration paid in accordance with the terms of this Article II upon the surrender of any Certificate or Book-Entry Share shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock that such Certificate or Book-Entry Share represented immediately prior to the Effective Time. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificates or Book-Entry Shares are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II.  No cash payment with respect to the Merger Consideration shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share until the surrender of such Certificate or Book-Entry Share in accordance with this Section 2.02.

(d)  Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of Certificates or Book-Entry Shares for one year after the Effective Time shall be delivered to Parent, upon demand, and any former holder of Company Common Stock entitled to payment of Merger Consideration who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration.

(e)  No Liability.  None of Parent, Merger Sub, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  If any Certificate or Book-Entry Share has not been surrendered immediately prior to the date on which the Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f)  Investment of Exchange Fund.  The Paying Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis.  Any interest and other income resulting from such investments shall be paid to Parent.  No such investment or any loss thereon shall affect the amounts payable pursuant to this Article II.   Parent shall take actions necessary to ensure that the Exchange Fund includes at all times cash in an amount sufficient for the Paying Agent to pay the Merger Consideration in accordance with this Agreement.

(g)  Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent, or, if the undistributed portion of the Exchange Fund has been returned to Parent pursuant to Section 2.02(d), by Parent, the posting by such Person of a bond in such reasonable and customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent or Parent, as applicable, shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration.

(h)  Withholding Rights.  Each of the Surviving Corporation, Merger Sub, Parent and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under any applicable Tax Law.  Amounts so withheld and paid over to the appropriate Taxing Authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE III

Representations and Warranties of the Company

Except as (a) specifically disclosed in the reports, schedules, forms, statements and other documents filed or furnished by the Company with the SEC since January 1, 2016 and publicly available on the internet website of the SEC at least two Business Days prior to the date of this Agreement (other than any disclosures (i) contained in any section entitled “Risk Factors”, except to the extent such information consists of factual historical or current statements, (ii) set forth in any “Forward-Looking Statements” disclaimer or (iii) that are cautionary, non-specific, predictive or forward-looking in nature) (the “Recent SEC Reports”) (it being agreed that any matter disclosed in the Recent SEC Reports shall be deemed to qualify the Company’s representations and warranties hereunder only to the extent that it is readily apparent from the face of such disclosure in such Recent SEC Report that such disclosure is applicable to such representations and warranties) or (b) set forth in the disclosure letter (with specific reference to the Section of this Agreement to which the information stated in such disclosure relates; provided that information contained in any section of the disclosure letter shall be deemed to be disclosed with respect to any other Section of this Agreement to the extent that it is readily apparent from the face of such disclosure that such information is applicable to such other Section of this Agreement) dated the date hereof and delivered by the Company to Parent and Merger Sub immediately prior to the execution of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 3.01.  Organization, Standing and Power.  The Company is duly organized, validly existing and in good standing (where applicable as a legal concept) under the laws of the jurisdiction in which it is organized and has full power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has made available to Parent true, correct and complete copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), and the bylaws of the Company, as amended to the date of this Agreement (as so amended, the “Company Bylaws”).  The Company Charter and the Company Bylaws are in full force and effect, and the Company is not in violation of any of their provisions.  The Company has made available to Parent true, correct and complete copies of the minutes (or, in the case of minutes that have not yet been finalized, drafts thereof) of all meetings of the stockholders of the Company, the Company Board and each committee of the Company Board (other than the Special Committee established for the purpose of evaluating the Transactions or any similar transaction), in each case held since January 1, 2016 and prior to the date hereof (which may be redacted to remove any deliberations with respect to the Transactions or any similar transaction).

SECTION 3.02.  Capital Structure.  (a)  As of the date of this Agreement, the authorized capital stock of the Company consists of 100,000,000 shares of Company

Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”).  At the close of business on October 16, 2018 (such date and time, the “Measurement Date”), (i) 81,759,272 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) no shares of Company Common Stock were held by the Company in its treasury, (iv) 8,948,849 shares of Company Common Stock were reserved and available for issuance pursuant to the Company’s 2007 Stock Plan and the Company’s 2010 Equity Incentive Plan, of which (A) 5,312,681 shares of Company Common Stock were subject to outstanding Company Stock Options and (B) 1,077,001 shares of Company Common Stock were subject to outstanding Company RSUs, (v) 744,190 shares of Company Common Stock were reserved and available for issuance pursuant to the Company ESPP and (vi) 722,000 shares of Company Common Stock were subject to the Company Warrant.  As of the Measurement Date, no (A) shares of capital stock or other voting securities of, (B) other equity or voting interests in, (C) securities convertible into or exchangeable for, or options, warrants or other rights to acquire or receive any, capital stock, voting securities or other equity interests in, or (D) stock appreciation rights, “phantom” stock rights, or other rights that give the holder thereof any economic or voting interest of a nature accruing to the holders of capital stock in (clauses (A), (B), (C) and (D), collectively, “Equity Interests”), the Company were issued, reserved for issuance or outstanding except as set forth in this Section 3.02(a).  From and after the Measurement Date through the date of this Agreement, the Company has not (i) issued any Equity Interests or (ii) incurred any obligation to make any payments based on the price or value of any Equity Interests or dividends (or other distributions) paid thereon or revenues, earnings or financial performance or any other attribute of the Company, in each case other than pursuant to the Company Stock Options, Company RSUs, the Company Warrant and other purchase rights and stock awards granted pursuant to the Company Stock Plans, in each case that were outstanding as of the Measurement Date, and in accordance with their respective terms as in effect at such time.

(b)  All issued and outstanding Equity Interests in the Company are, and at the time of issuance all Equity Interests in the Company that may be issued prior to the Effective Time, including all shares that may be issued pursuant to the Company Stock Plans and the Company Warrant, will be, duly authorized, validly issued, fully paid and nonassessable (to the extent applicable as a legal concept) and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company Bylaws or any Contract to which the Company is, or, to the knowledge of the Company, a stockholder of the Company is, a party or otherwise bound.

(c)  As of the date of this Agreement, there are no bonds, debentures, notes or other Indebtedness of the Company that may have at any time (whether actual or contingent) the right to vote, or that are convertible into or exchangeable for securities having the right to vote, on any matters on which holders of shares of Company Common Stock may vote (“Voting Company Debt”) or any securities that are convertible into or exchangeable for, or options, warrants or other rights to acquire or receive any, Voting Company Debt.

(d)  As of the date of this Agreement, except for the Company Stock Options, Company RSUs, Company Warrant and issuances of Company Stock pursuant to the Company ESPP, in each case in accordance with their respective terms as in effect at such time, there are not any outstanding obligations of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any Equity Interests in the Company.  As of the date of this Agreement, there are not any outstanding obligations of the Company to directly or indirectly redeem, repurchase or otherwise acquire any Equity Interests in the Company, except for (A) acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of such Company Stock Options, (B) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to Company Stock Options or Company RSUs or (C) the acquisition by the Company of Company Stock Options or Company RSUs in connection with the forfeiture of such awards, in each case in accordance with their respective terms.  The Company is not party to any agreement with respect to the voting, transfer or registration of any capital stock or voting securities of, or other Equity Interests in, the Company.  Except as contemplated by this Agreement, the Company is not party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Company.

(e)  All Company Stock Options and Company RSUs are evidenced by written award agreements, in each case substantially in the forms that have been made available to Parent, except that such agreements may differ from such forms with respect to the number of Company Stock Options and Company RSUs covered thereby and the exercise price (if applicable), vesting schedule and expiration date applicable thereto. Each Company Stock Option and Company RSU may, by its terms, be treated in accordance with Section 6.05.  Section 3.02(e) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Stock Options and Company RSUs outstanding as of the Measurement Date, specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares of Company Common Stock subject thereto, (iii) the grant date thereof, (iv) the exercise price thereof and (v) the expiration or vesting date thereof, in each case to the extent applicable.  With respect to each grant of Company Stock Options and Company RSUs, each such grant was (A) made in accordance with the terms of the applicable Company Stock Plan, the Exchange Act and all other applicable Laws, and the rules and regulations of The Nasdaq Stock Market LLC (“Nasdaq”) and (B) properly accounted for in accordance with generally accepted accounting principles in the United States (“GAAP”) in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Documents in accordance with the Exchange Act and all other applicable Laws.

(f)  Section 3.02(f) of the Company Disclosure Letter sets forth a true, correct and complete list of (i) the name of the holder of the Company Warrant and (ii) the number of shares of Company Common Stock subject thereto.  The Company Warrant was issued pursuant to, and all the terms and conditions of the Company Warrant are evidenced by, the Company Warrant Agreement, a true, correct and complete copy of which has been made available to Parent.  The Company Warrant may, by its terms, be treated in accordance with Section 6.15.  As of the Measurement Date, before giving effect to any adjustments set forth therein, the warrant price of the Company Warrant is $1.39 per share of Company Common Stock.

SECTION 3.03.  Company Subsidiaries; Equity Interests.  (a)  There are no subsidiaries of the Company.  Any dissolution by the Company of any Person which was formerly a subsidiary of the Company (collectively, the “Company Subsidiaries”) and which the Company dissolved prior to the date of this Agreement was performed in compliance with all applicable Law, and there is no continuing material liability or obligation of the Company in respect of any such Person or such dissolution, whether contingent or otherwise.

(b)  The Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other Equity Interest in any Person.  There is no Person whose results of operations, cash flows, changes in stockholders’ equity or financial position are consolidated in the financial statements of the Company.  The Company does not have any obligation to acquire any Equity Interest, or any agreement or commitment to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person.

SECTION 3.04.  Authority; Execution and Delivery; Enforceability.
  (a)  The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Stockholder Approval, to consummate the Transactions.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject to obtaining the Company Stockholder Approval.  The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies (the “Bankruptcy and Equity Exception”)).

(b)  Each of the Special Committee and the Company Board (upon the affirmative recommendation of the Special Committee), at respective meetings duly called and held, duly and unanimously adopted resolutions (i) determining that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approving and declaring advisable this Agreement and the Transactions, including the Merger, in each case on the terms and subject to the conditions set forth in this Agreement and (iii) recommending (A) in the case of the Special Committee, that the Company Board approve this Agreement and the Transactions, including the Merger, in each case on the terms and subject to the conditions set forth in this Agreement and (B) in the case of the Company Board, that the holders of shares of Company Common Stock adopt this Agreement and directing that this Agreement be submitted to the Company’s stockholders at the Company Stockholders Meeting (collectively, the “Company Recommendation”), which resolutions, except to the extent permitted by Section 5.02(f), have not been rescinded, modified or withdrawn in any way.  Except for the adoption of this Agreement by the affirmative vote of holders of a majority of the outstanding shares of Company Common Stock at the Company Stockholders Meeting, or any adjournment or postponement thereof (the “Company Stockholder Approval”), no other vote or approval of the holders of Company Common Stock or any other Equity Interests of the Company is necessary to adopt this Agreement, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger or the other Transactions (other than the filing of the Certificate of Merger with the Secretary of State of the State of Delaware).

(c)  Assuming the representations and warranties set forth in Section 4.08 are true and correct, each of the Special Committee and the Company Board has taken all actions necessary to render inapplicable to Parent and Merger Sub and this Agreement, the Merger and each other Transaction, the provisions of Section 203 of the DGCL to the extent, if any, such provisions would otherwise be applicable to this Agreement, the Merger or any other Transaction, and no other state takeover statute, “business combination”, “control share acquisition”, “fair price”, “moratorium” or similar Law, and no analogous provision in the Company Charter or the Company Bylaws, applies to the Company with respect to this Agreement, the Merger or any other Transaction.  There is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company is subject, party or otherwise bound.

SECTION 3.05.  No Conflicts; Consents.  (a)  The execution and delivery by the Company of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof by the Company will not, result in any loss, suspension, limitation or impairment of any right of the Company to own or use any assets required for the conduct of its business as presently conducted, or conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any right, obligation or loss of a benefit under, or require the Company or any successor thereto or acquirer thereof to make any payment to any Person or give any Person a right to receive or elect to receive a payment from the Company or any successor thereto or acquirer thereof, or result in the creation of any Lien upon any of the properties or assets of the Company under, or require any consent under, any provision of (i) the Company Charter or the Company Bylaws, (ii) any Authorization of the Company or any Contract to which the Company is a party or by which it or any of its properties or assets are bound or (iii) subject to the filings and other matters referred to in Section 3.05(b), any judgment, order, injunction, decree, charge, writ, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal (“Judgment”) or transnational, national, Federal, state, local, provincial, municipal, domestic or foreign statute, constitution, law (including common law), ordinance, code, permit, rule, regulation or ruling (together with any Drug Law, “Law”) applicable to the Company or any of its properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (provided that clause (vii) of the proviso of the definition thereof shall be disregarded for purposes of this Section 3.05(a)).

(b)  No consent, waiver, approval, license, permit, order or other authorization (“Consent”) of, or registration, declaration, notice or filing with or from, any transnational, national, Federal, state, local, provincial, municipal or other government, domestic or foreign, or any court of competent jurisdiction, administrative or regulatory agency, body or commission or other governmental or quasi-governmental (including self-regulatory) authority or instrumentality, domestic or foreign (each, a “Governmental Entity”), is required to be obtained or made by or with respect to the Company in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), Section 721 of the Defense Production Act of 1950, as amended (“Section 721”) and any other Required Regulatory Approvals, (ii) the filing with the SEC of (A) the letter to stockholders, notice of meeting, form of proxy and proxy statement relating to the Company Stockholders Meeting and any annexes, schedules or exhibits filed in connection therewith, in each case as amended or supplemented from time to time (collectively, the “Proxy Statement”) and (B) such reports and filings under the Exchange Act as may be required in connection with this Agreement, the Merger and the other Transactions, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (iv) such filings as may be required under the rules and regulations of Nasdaq in connection with this Agreement, the Merger and the other Transactions.

SECTION 3.06.  SEC Documents; Undisclosed Liabilities; Internal Controls.  (a)  The Company has filed or furnished, as applicable, all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be filed or furnished, as applicable, by the Company with the SEC since January 1, 2016 (such documents, together with any documents filed or furnished, as applicable, by the Company with the SEC during such period on a voluntary basis, the “Company SEC Documents”).  The Company has made available to Parent true, correct and complete unredacted copies of all documents filed as exhibits to the Company SEC Documents subject to a request to the staff of the SEC for confidential treatment.  The Company has not submitted any request for confidential treatment of documents filed as exhibits to the Company SEC Documents that as of the date of this Agreement is currently pending or that has otherwise not been acted upon by staff of the SEC.  None of the Company Subsidiaries has at any time since January 1, 2016 been required to file any reports, schedules, forms, statements or other documents with the SEC.

(b)  As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), each Company SEC Document complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (together with the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”), and, except to the extent amended or superseded by a subsequent filing with the SEC prior to the date of this Agreement, as of such respective dates (and as of the date of such amended or superseded filing, as applicable) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.  As of the date hereof, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents, and none of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review.

(c)  The audited annual consolidated financial statements and the unaudited quarterly consolidated financial statements (including, in each case, the notes thereto) of the Company included in the Company SEC Documents when filed (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP (except, in the case of such unaudited quarterly consolidated financial statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto) and (iii) fairly presented in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of the dates thereof and the consolidated results of their operations, cash flows and stockholders’ equity for the periods covered thereby (subject, in the case of unaudited quarterly consolidated financial statements, to normal recurring year-end adjustments).

(d)  Except as reflected or reserved against in the condensed balance sheet of the Company as of June 30, 2018 or specifically disclosed in the notes thereto, included in the Company SEC Documents as of the date hereof (such balance sheet and the notes thereto, the “Company Balance Sheet”), the Company does not have any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise, and whether or not required to be recorded or reflected on a balance sheet in accordance with GAAP) other than (i) liabilities or obligations incurred pursuant to the terms of this Agreement, (ii) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (iii) liabilities or obligations incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice.

(e)  The Company is not a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated affiliate, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

(f)  The Company has established and maintains “disclosure controls and procedures” (as such term is defined in paragraph (e) of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  The Company’s disclosure controls and procedures are reasonably designed to ensure that all information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange

Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.  The Company does not have any outstanding, and has not arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(g)  The Company has established and maintains a system of “internal control over financial reporting” (as such term is defined in paragraph (f) of Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance (i) regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of the Company are being made only in accordance with the authorization of management and directors of the Company and (iii) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.  The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2017, and such assessment concluded that such controls were effective.  Since January 1, 2016, none of the Company, the Company’s outside auditors, the Company Board or the audit committee of the Company Board has received any oral or written notification of (i) any “significant deficiencies” or “material weaknesses” in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, except for such information described in clauses (i) and (ii) above as has been made available by the Company to Parent prior to the date hereof.  Each of the Chief Executive Officer of the Company, the Chief Financial Officer of the Company and the Company’s auditor has made all applicable certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act with respect to the Company SEC Documents, and the statements contained in such certifications were true and accurate as of the time they were made, and as of the date of this Agreement, none of them has informed the Company, the Company Board or the audit committee of the Company Board that such Person will not be able to give such certifications without qualification when next due.  For purposes of this Agreement, the terms “significant deficiency” and “material weakness” have the meanings assigned to them in Appendix A of Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

SECTION 3.07.  The Proxy Statement.  The Proxy Statement, at the time it is filed with the SEC, at the time it is first mailed to the holders of shares of Company Common Stock and at the time of the Company Stockholders Meeting, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and will comply as to form in all material respects with the requirements of the Exchange Act.  Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements included or incorporated by reference in the Proxy Statement based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein.

SECTION 3.08.  Absence of Certain Changes or Events.  (a)  Since December 31, 2017, there has not been any change, event, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)  From December 31, 2017 to the date of this Agreement, the Company has conducted its business in the ordinary course of business consistent with past practice, and during such period the Company has not undertaken or effected, or authorized or agreed to undertake or effect, any action that, if taken or effected after the date of this Agreement, would require Parent’s consent pursuant to Section 5.01 (other than actions that, if taken or effected after the date of this Agreement, would require Parent’s consent pursuant to Section 5.01(a)(vii), 5.01(a)(viii), 5.01(a)(xiv)(A) or (B), 5.01(a)(xv), 5.01(a)(xvii)(A), 5.01(a)(xix) or 5.01(a)(xx) (but solely to the extent relating to the foregoing Sections)).

SECTION 3.09.  Taxes.  (a)  The Company and the Company Subsidiaries have filed all income and other material Tax Returns that are required to be filed by them (taking into account any extensions of time to file) and all such Tax Returns were true, complete and accurate in all material respects.

(b)  The Company and the Company Subsidiaries have paid all material Taxes due and owing by any of them, including any material Taxes required to be withheld from amounts owing to any employee, creditor or third party (in each case, whether or not shown on any Tax Return) on a timely basis, other than Taxes for which adequate reserves have been established in accordance with GAAP on the financial statements of the Company and the Company Subsidiaries.  The Company Balance Sheet reflects adequate accruals and reserves for all Taxes of the Company and each Company Subsidiary with respect to all periods through the date thereof in accordance with GAAP.

(c)  There is not pending or threatened in writing any audit, examination, investigation, deficiency assessment or other Proceeding with respect to any Taxes of the Company or any of the Company Subsidiaries.

(d)  No written claim that could give rise to Taxes has been made by a Taxing Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(e)  Neither the Company nor any of the Company Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.  Neither the Company nor any of the

Company Subsidiaries has requested an extension of time within which to file any Tax Return that has not since been filed.

(f)  Neither the Company nor any of the Company Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”)) in a distribution of stock intended to qualify as a transaction to which Section 355 or 361 of the Code (or any similar provision of state, local or foreign Law) applies.

(g)  The Company is not a party to any Tax allocation, sharing, indemnity or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes) or has any liability for Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(h)  There are no Liens, except for Permitted Liens, for Taxes upon any property or assets of the Company.

(i)  Neither the Company nor any of the Company Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or foreign Law).

(j)  To the knowledge of the Company, the Company and the Company Subsidiaries have complied in all material respects with record maintenance requirements under Section 482 of the Code and similar provisions of foreign Tax Law in connection with related party transactions among or between the Company and one or more of the Company Subsidiaries (or between the Company Subsidiaries).

(k)  Neither the Company nor any of the Company Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(l)  Neither the Company nor any of the Company Subsidiaries has applied for a ruling or determination from a Taxing Authority regarding a past or prospective transaction.

(m)  The Company and the Company Subsidiaries have disclosed on their income Tax Returns all positions taken therein that could give rise to a substantial understatement of income Tax within the meaning of Section 6662 of the Code (or any similar provision of state, local or foreign Law).

(n)  As of the date of this Agreement, the Company has not made an election described in Section 965(h) of the Code.

SECTION 3.10.  Labor Relations.  (a)  The Company is in compliance with all applicable Laws, Contracts and Authorizations to which it is a party relating to employment and employment practices, including wages, hours, collective bargaining, unemployment insurance, workers’ compensation, equal employment opportunity, classification of employees and contractors, age and disability discrimination, the payment withholding of Taxes and the termination of employment, including any obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 and similar state or local Law, except to the extent that noncompliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)  There are no material complaints, charges or claims against the Company or any Company Subsidiary pending or, to the knowledge of the Company, threatened to be brought or filed with any Governmental Entity based on, arising out of, in connection with, or otherwise relating to the employment of, or termination of employment by, the Company or any Company Subsidiary of any individual or of any provision of services to the Company or any Company Subsidiary by any individual.

(c)  The Company is not a party to any collective bargaining agreement or other Contract with any labor organization or other representative of the Company’s employees, nor is any such Contract presently being negotiated, nor, to the knowledge of the Company, are there any campaigns being conducted to solicit cards from employees of the Company to authorize representation by any labor organization. There are no ongoing labor strikes, slowdowns, work stoppages, picketing or lockouts pending or, to the knowledge of the Company, threatened, against the Company.

SECTION 3.11.  Employee Benefits.  (a)  Section 3.11(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of each Company Benefit Plan.

(b)  With respect to each Company Benefit Plan, the Company has made available to Parent true, correct and complete copies of (i) such Company Benefit Plan, including any amendment thereto (or, in the case of any unwritten Company Benefit Plan, a written description thereof), other than any Company Benefit Plan that the Company is prohibited from making available to Parent as the result of applicable Law relating to the safeguarding of data privacy, (ii) each trust, insurance, annuity or other funding Contract related thereto, (iii) the most recent summary plan description and any summary of material modifications prepared for such Company Benefit Plan, (iv) the two most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (v) the most recent determination or opinion letter from the Internal Revenue Service and (vi) the two most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto (if any).

(c)  The Company Benefit Plans are and have been administered in compliance with their terms and with the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”), the Code and all other applicable Law, except to the extent that noncompliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  With respect to each Company Benefit Plan, the Company is in compliance with the requirements of

ERISA, the Code and all other applicable Law, except to the extent that noncompliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)  The Company by reason of its affiliation with any member of the Company’s “Controlled Group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Section 414(b), (c), (m) or (o) of the Code) has not incurred or is reasonably expected to incur, any Tax, fine, Lien, penalty or other liability imposed by ERISA, the Code or other applicable Law except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter or can rely on an opinion letter as to its qualification and, to the knowledge of the Company, nothing has occurred, whether by action or failure to act, that would reasonably be expected to cause the loss of such qualification.  No nonexempt “prohibited transaction” (as such term is defined in Sections 406 and 407 of ERISA or Section 4975 of the Code) has occurred with respect to any Company Benefit Plan, or any other breach of fiduciary responsibility, that would reasonably be expected to result in material liability to the Company.  No Company Benefit Plan is subject to Title IV of ERISA or constitutes a multiemployer plan within the meaning of Section 3(37) of ERISA, and neither the Company nor any member of its Controlled Group has at any time in the past six years sponsored or contributed to, or has or has had any liability or obligation in respect of, any such arrangement.

(e)  There are no audits, inquiries, investigations or Proceedings pending or, to the knowledge of the Company, threatened by the Internal Revenue Service or any other Governmental Entity with respect to any Company Benefit Plan (other than routine claims for benefits in the normal course).

(f)  The Company does not have any liability in respect of, or obligation to provide, post-retirement medical, life insurance or other welfare benefits for any former or current employees of the Company or any Company Subsidiary (or the spouses, dependents or beneficiaries of any individuals), whether under a Company Benefit Plan or otherwise, except as required to comply with Section 4980B of the Code or any similar Law. The Company does not self-insure any Company Benefit Plan.

(g)  There is no Company Benefit Plan or other agreement, plan, arrangement or Contract covering any employee of the Company, individually or collectively, that would reasonably be expected to give rise directly or indirectly to any “excess parachute payment” within the meaning of Section 280G(b)(2) of the Code.  No director, officer, employee or independent contractor of the Company is entitled to any gross-up, make-whole or other additional payment from the Company or any other Person in respect of any Tax (including Taxes imposed under Section 4999 or 409A of the Code) or interest or penalty related thereto.

(h)  Neither the execution and delivery of this Agreement nor the consummation of any of the Transactions (including as a result of any termination of employment on or following the Effective Time) will, except as expressly contemplated by this Agreement, (i) entitle any former or current director, officer, employee or independent contractor to retention, change in control, severance, termination or similar compensation or benefits, (ii) accelerate the time of payment or vesting, or trigger any payment or funding (through a grantor trust or otherwise) of, compensation or benefits under, increase the amount payable or trigger any other obligation pursuant to any Company Benefit Plan, (iii) result in any breach or violation of, or a default under, any Company Benefit Plan or (iv) limit or restrict the right of the Company to merge, amend or terminate any Company Benefit Plan.

(i)  Each Company Benefit Plan that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) is and has been in material compliance with Section 409A.  No Company Stock Option constitutes a Nonqualified Deferred Compensation Plan.

SECTION 3.12.  Title to Properties.  (a)  The Company does not own or otherwise have legal title to any real property.

(b)  Section 3.12(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all real property leased by the Company as of the date of this Agreement (the “Leased Real Property”).  The Company has made available to Parent true, correct and complete copies of the leases or subleases, together with all assignments thereof and amendments, supplements and modifications thereto, underlying the Leased Real Property (each, a “Lease”).  With respect to each Leased Real Property and the accompanying Lease, (i) the Company has good and valid leasehold interests in such Leased Real Property, free and clear of all Liens, other than Permitted Liens, (ii) the Lease is valid, binding and enforceable by the Company and, to the knowledge of the Company, each other party thereto (in each case subject to the Bankruptcy and Equity Exception), and is in full force and effect, (iii) there is no default under the Lease by the Company or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or, to the knowledge of the Company, any other party thereto, (iv) there are no disputes pending or, to the Company’s knowledge, threatened with respect to the Lease, and the Company has not received any notice of the intention of any other party to the Lease to amend, terminate, not renew or reduce any commitment under the Lease, nor to the Company’s knowledge is any such party threatening to do so, (v) the Company has not subleased, licensed or otherwise granted anyone the right to use or occupy the Leased Real Property or any portion thereof or has collaterally assigned or granted any other security interest in any such leasehold estate or any interest therein and (vi) to the knowledge of the Company, there is no condemnation or other proceeding in eminent domain, pending or threatened in writing, affecting any portion of the Leased Real Property.

(c)  The Company has good and valid title to all of its tangible assets sufficient for the conduct of its business as presently conducted, except for defects in title, easements, restrictive covenants and similar encumbrances that, individually or in the aggregate, have not materially interfered with, and would not reasonably be expected to materially interfere with, its ability to conduct its business as presently conducted.  All such assets are free and clear of all Liens, except for Permitted Liens.

SECTION 3.13.  Contracts.  (a)  Except for this Agreement or any Company Benefit Plan, and except for the unredacted Contracts filed by the Company as “material contract” exhibits to the Company SEC Documents pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, Section 3.13(a) of the Company Disclosure Letter sets forth a true, correct and complete list, and the Company has made available to Parent true, correct and complete copies, of each Specified Contract in effect as of the date of this Agreement.  For purposes of this Agreement, “Specified Contract” means each Contract to which the Company is a party or by which it or any of its properties or assets are bound as of the date hereof:

(i) that would be required to be but has not been filed by the Company prior to the date of this Agreement as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) that (A) restricts the ability of the Company (or following the Closing will restrict the ability of Parent or any of its subsidiaries) to compete in any business or with any Person, to conduct any business in any geographical area, to engage in any line of business or to solicit any client or customer, (B) restricts the right of the Company (or following the Closing will restrict the ability of Parent or any of its subsidiaries) (x) to sell, purchase, research, develop, supply, distribute or manufacture any product (including products under development) for any indication in any product market, therapeutic area or geographic area or (y) to provide or receive support or service to, for, from, or otherwise engage in any business with, any Person, (C) requires the Company to conduct any business on a “most favored nations” or other preferential basis with any third party, (D) provides for “exclusivity” or any similar requirement in favor of any third party or (E) contains any provision that would, following the Closing, restrict or prevent Parent or any of its subsidiaries (other than the Surviving Corporation) from employing or engaging (as an independent contractor or otherwise) any Person;

(iii) that relates to research, clinical trial, development, distribution, sale, supply, license, marketing, promotion (including co-promotion), commercialization, use, exploitation or manufacturing by any third party of  products (including the Pharmaceutical Products other than any Inactive Pharmaceutical Products) or companion diagnostics (including products or companion diagnostics, in either case, currently or formerly under development) of (A) the Company or (B) any third party, in each case other than confidentiality agreements entered into by the Company in the ordinary course of business;

(iv) (A) under which the Company grants to any third party a license (including sublicense) to, option to or other right to use or exploit any Company Intellectual Property, (B) under which a third party grants to the Company a license (including sublicense) to, option to or other right to use or exploit any Intellectual Property and (C) that restricts the right of the Company to use, deploy or register any Intellectual Property, in each case other than (x) off-the-shelf, commercially available and/or “shrink-wrap” agreements, (y) immaterial agreements entered into in the ordinary course of business consistent with past practice and (z) customary invention assignment agreements with third party service providers entered into in the ordinary course of business consistent with past practice;

(v) that provides for annual payments or receipts in excess of $250,000 or provides for payments or receipts in aggregate in excess of $500,000;

(vi) under which the Company is obligated to pay or is entitled to receive, future milestone payments, royalty payments, “earn-out” payments or similar contingent payments;

(vii) that relates to Indebtedness for a principal amount in excess of $250,000 or to mortgaging, pledging or otherwise placing a Lien on any material portion of the assets of the Company;

(viii) that is a partnership or joint venture agreement and relates to the formation, creation, operation, management or control of any partnership or joint venture;

(ix) that grants any right of first refusal, right of first offer, option to purchase or similar right with respect to any assets, rights or properties of the Company;

(x) that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of assets in the ordinary course of business), business (whether by merger, sale of stock, sale of assets or otherwise) or real property, in each case with any outstanding obligations;

(xi) that is a settlement or similar agreement pursuant to which (A) the Company will be required to pay after the date of this Agreement any monetary amount or (B) that contains obligations or limitations on the conduct of the Company (other than customary confidentiality obligations); or

(xii) to which any Governmental Entity is a party, other than confidentiality agreements entered into by the Company in the ordinary course of business.

(b)  Each of the Specified Contracts is valid, binding and enforceable on the Company, and, to the knowledge of the Company, each other party thereto (in each case subject to the Bankruptcy and Equity Exception), and is in full force and effect, except for such failures to be valid, binding or enforceable or to be in full force and effect as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  There is no breach of or default under any Specified Contract by the Company or, to the knowledge of the Company, any other party thereto, and no event has occurred that, with or without the lapse of time or the giving of notice or both, would constitute a breach thereof or default thereunder by the Company or, to the knowledge of the Company, any other party thereto, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  There are no disputes pending or, to the Company’s knowledge, threatened with respect to any of the Specified Contracts and the Company has not received any notice of the intention of any other party to any Specified Contract to amend, terminate, not renew or reduce any commitment under any Specified Contract, nor to the Company’s knowledge is any such party threatening to do so, in each case except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.14.  Litigation.  There is no claim, suit, action, investigation, arbitration, proceeding, inquiry, review, subpoena, civil investigative demand or other request for information, whether judicial or administrative (each, a “Proceeding”) pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its properties or any Person whose liability or obligation the Company has retained or assumed either contractually or by operation of law, that is or would reasonably be expected to be, individually or in the aggregate, material to the Company. There are no Judgments outstanding against the Company that are or would reasonably be expected to be, individually or in the aggregate, material to the Company.

SECTION 3.15.  Compliance with Laws.  (a)  The Company is, and since January 1, 2016 each of the Company and the Company Subsidiaries has been, in compliance with all Judgments and Laws applicable to it and its business, operations, assets or properties, except for instances of noncompliance that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.  Since January 1, 2016, neither the Company nor any of the Company Subsidiaries has received any written notice or, to the Company’s knowledge, other communication from any Governmental Entity regarding any actual, alleged or possible failure to comply with any Judgment or Law, except for failures to comply that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

(b)  Each of the Company and the Company Subsidiaries (i) has, and since January 1, 2016 has had, in effect all certificates, registrations, variances, exemptions, franchises, clearances, permissions, qualifications, registrations and Consents of Governmental Entities (collectively, “Authorizations”), (ii) has filed all reports, notices and other documents with all Governmental Entities and (iii) has paid all fees and assessments due and payable in connection therewith, in each case necessary for it to own, lease and operate its properties and assets and conduct its business as presently conducted, except for such Authorizations, failures to file or failures to pay that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.  All such Authorizations are in full force and effect and are not subject to any administrative or judicial proceeding that could result in any modification, termination, suspension or revocation thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.  The

Company is in compliance with the terms and requirements of all such Authorizations applicable to it and, to the Company’s knowledge, no suspension or cancellation of any such Authorization is threatened, except for instances of noncompliance or suspensions and cancellations that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

(c)  None of the Company or any of the Company Subsidiaries, or any director, officer or employee of the Company or any of the Company Subsidiaries or, to the Company’s knowledge, any agent or other Person acting on behalf of the Company or any of the Company Subsidiaries, directly or indirectly, is or has been, or is or has been owned or controlled by one or more Persons that are or were, (i) the target of any sanctions administered, enacted or enforced by the United States (including the Office of Foreign Assets Control of the United States Department of the Treasury or the United States Department of State), the United Kingdom, the European Union, the United Nations Security Council or any other relevant sanctions authority (collectively, “Sanctions”) or (ii) located, organized or resident in a country or territory that is the target of any Sanctions.

(d)  None of the Company or any of the Company Subsidiaries, or any director, officer or employee of the Company or any of the Company Subsidiaries or, to the Company’s knowledge, any agent or other Person acting on behalf of the Company or any of the Company Subsidiaries, since January 1, 2016, in each case to secure an improper advantage in order to assist in obtaining or retaining business for or with, or directing business to, any Person, (i) has given unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity, (ii) has unlawfully provided anything of value to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns, (iii) has violated, or is in violation of, the Foreign Corrupt Practices Act of 1977 (the “FCPA”) or any rules and regulations promulgated thereunder, the USA PATRIOT Act or any foreign or domestic anti-corruption, anti-bribery, anti-money laundering, anti-terrorism financing, export, import, re-export, anti-boycott, embargo or similar Law (including, to the extent applicable, the United Kingdom Bribery Act, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and the United Nations Convention Against Corruption) in any jurisdiction in which the Company or any Company Subsidiary has operated or currently operates (the “Anti-Corruption Laws”).

(e)  No Proceeding is (i) pending against the Company or any director, officer or employee of the Company or, to the Company’s knowledge, any agent or other Person acting on behalf of the Company or (ii) to the Company’s knowledge, threatened against the Company or any director, officer or employee of the Company or any agent or other Person acting on behalf of the Company, in each case with respect to Sanctions, the FCPA or the other applicable Anti-Corruption Laws.  To the Company’s knowledge, the Company has disclosed to Parent all allegations made prior to the date of this Agreement of potential wrongdoing with respect to Sanctions and the Anti-Corruption Laws by any of the foregoing Persons on behalf of the Company or any of the Company Subsidiaries.  Since January 1, 2016, neither the Company nor any of the Company Subsidiaries, nor, to the Company’s knowledge, any agent or other Person acting on behalf of the Company, has (A) received any notice or communication from any Governmental Entity or any third party alleging any violation of Sanctions or any Anti-Corruption Laws or (B) made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any alleged irregularity, misstatement, omission or other potential violation of liability arising under or relating to Sanctions or any Anti-Corruption Laws.

(f)  The Company and its affiliates have developed and implemented adequate controls (including a sufficient compliance program) designed to ensure compliance with Sanctions, the FCPA and the other applicable Anti-Corruption Laws.

SECTION 3.16.  Regulatory Compliance.  (a)  The Company and the Company Subsidiaries have filed, maintained or furnished with all applicable Governmental Entities, including the United States Food and Drug Administration (the “FDA”), the European Medicines Agency (the “EMA”), the Pharmaceuticals and Medical Devices Agency (“PMDA”) and any other equivalent Governmental Entities (including any Governmental Entities with jurisdiction over the development, marketing, labeling, promotion, sale, use, handling, safety, efficacy, reliability or manufacturing of drugs or medical devices), as applicable, all material required filings, declarations, listings, registrations, reports, submissions, applications, amendments, modifications, supplements, notices, correspondence and other documents with respect to the Pharmaceutical Products (other than the Inactive Pharmaceutical Products) and, since January 1, 2016, the Inactive Pharmaceutical Products (collectively, the “Health Care Submissions”).  All Health Care Submissions with respect to the Pharmaceutical Products (other than the Inactive Pharmaceutical Products) and, since January 1, 2016, the Inactive Pharmaceutical Products were, in all material respects, complete and accurate and in compliance with all applicable Laws when filed (or were corrected or completed by a subsequent filing made prior to the date of this Agreement).  The Company has made available to Parent true, correct and complete copies of all Health Care Submissions relating to the Pharmaceutical Products (other than the Inactive Pharmaceutical Products) and all material correspondence with and from, and contact reports summarizing interactions with, the FDA, EMA, PMDA and any other equivalent Governmental Entities (including any Governmental Entities with jurisdiction over the development, marketing, labeling, promotion, sale, use, handling, safety, efficacy, reliability or manufacturing of drugs or medical devices) relating to the Pharmaceutical Products (other than the Inactive Pharmaceutical Products), in each case since January 1, 2016 and prior to the date of this Agreement.

(b)  Section 3.16(b) of the Company Disclosure Letter sets forth a true, correct and complete list of each Investigational New Drug Application filed prior to the date hereof with respect to any Pharmaceutical Products (other than any Inactive Pharmaceutical Products) currently being developed by or on behalf of the Company.  No Investigational New Drug Application filed by or on behalf of the Company with respect to any Pharmaceutical Products (other than any Inactive Pharmaceutical Products) has been terminated or suspended.

(c)  None of the Company or any of the Company Subsidiaries, or any director, officer or employee of the Company or any of the Company Subsidiaries or, to

the Company’s knowledge, any agent or other Person acting on behalf of the Company or any of the Company Subsidiaries, (i) has been convicted of any crime or engaged in any conduct that in any such case has resulted, or is reasonably likely to result, in debarment under 21 U.S.C. § 335a or any similar Law or exclusion from participation in any Federal health care program pursuant to 42 U.S.C. § 1320a-7 or any similar Law or (ii) has failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy.  To the Company’s knowledge, the Company has not failed to disclose and make available to Parent any other allegation of potential wrongdoing on behalf of the Company or any of the Company Subsidiaries by any director, officer or employee of the Company or any of the Company Subsidiaries or any agent or other Person acting on behalf of the Company or any of the Company Subsidiaries, with respect to any of the foregoing Laws or policies.

(d)  All Pharmaceutical Products (other than the Inactive Pharmaceutical Products) have been researched, developed, tested, manufactured, handled, labeled, packaged, stored, supplied, distributed, imported and exported, as applicable, by or on behalf of the Company or any Company Subsidiary, in compliance in all material respects with all applicable Drug Laws.  All clinical trials conducted by or on behalf of the Company and the Company Subsidiaries have been conducted in material compliance with all applicable Drug Laws.  Neither the FDA, EMA, PMDA nor any other equivalent Governmental Entity (including any Governmental Entities with jurisdiction over the development, marketing, labeling, promotion, sale, use, handling, safety, efficacy, reliability or manufacturing of drugs or medical devices), nor any institutional review board or ethics committee, as applicable, has commenced, or, to the knowledge of the Company, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate or suspend, any ongoing clinical trial conducted by or on behalf of the Company or to enjoin any manufacturing, development, research or testing of any Pharmaceutical Products (other than the Inactive Pharmaceutical Products) and, since January 1, 2016, any Inactive Pharmaceutical Products.

(e)  Since January 1, 2016, the Company and the Company Subsidiaries have been in compliance in all material respects with, and have not been notified by any Governmental Entity of any material failure or alleged material failure (or any material investigation with respect thereto), by them or any licensor, licensee, partner or distributor to comply with, or to maintain systems and programs designed to ensure compliance with, Drug Laws, including those Drug Laws pertaining to product quality, notification of facilities and products, corporate integrity, pharmacovigilance and conflict of interest, and including current Good Manufacturing Practice Requirements, Good Laboratory Practice Requirements, Good Clinical Practice Requirements, establishment registration and product listing requirements, requirements applicable to the debarment of individuals, requirements applicable to the conflict of interest of clinical investigators and adverse drug reaction reporting requirements, and clinical trial disclosure requirements, in each case with respect to any Pharmaceutical Product.

(f)  (i) Since January 1, 2016, no Pharmaceutical Product has at any time during such period been recalled, withdrawn or suspended or subject to any removal, correction, field safety alert, field notification, governmental seizure or similar regulatory action, nor has any such action been initiated by the Company or any of the Company Subsidiaries on a voluntary basis, and (ii) no Proceedings (whether completed or pending) seeking the recall, withdrawal, suspension, removal, correction or seizure of any Pharmaceutical Product are pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary.

(g)  Since January 1, 2016, there has not occurred any serious adverse event, patient serious adverse event, patient serious adverse drug reaction or other serious patient safety event related to a Pharmaceutical Product (other than an Inactive Pharmaceutical Product) that resulted in or is likely to result in the FDA, EMA, PMDA or equivalent Governmental Entity (including any Governmental Entities with jurisdiction over the development, marketing, labeling, promotion, sale, use, handling, safety, efficacy, reliability or manufacturing of drugs or medical devices), as applicable, placing a clinical hold on the development program of such Pharmaceutical Product (other than an Inactive Pharmaceutical Product) or that is reasonably likely to result in a significant delay to the development timeline of such Pharmaceutical Product (other than an Inactive Pharmaceutical Product) as of the date of this Agreement.

SECTION 3.17.  Environmental Matters.  (a)  Except for matters that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company, (i) each of the Company and the Company Subsidiaries, their respective products and, to the Company’s actual knowledge (without any duty of inquiry) and in respect of the Pharmaceutical Products, each of the Company’s contract manufacturers, is and has been, since January 1, 2016, in compliance with all Environmental Laws, and possesses and is and has been in compliance with all Authorizations required under Environmental Laws (“Environmental Authorizations”) for it to conduct its business, and none of such Environmental Authorizations are subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof; (ii) to the Company’s knowledge, achieving and maintaining compliance with Environmental Laws and Environmental Authorizations will not require the Company to incur any capital or other expense, other than as reflected or reserved against in the Company Balance Sheet; (iii) none of the Company or any Company Subsidiary has received any written communication alleging that the Company is not in compliance with or has a liability under any Environmental Law or Environmental Authorization; (iv) there is no Environmental Claim pending or, to the knowledge of the Company, threatened against the Company; (v) there has been no Release of or exposure to any Hazardous Material, and there are no other facts or conditions, that would reasonably be expected to form the basis of any Environmental Claim against the Company or, to the Company’s actual knowledge (without any duty of inquiry) and in respect of the Pharmaceutical Products, the Company’s contract manufacturers; and (vi) the Company has not retained or assumed, either contractually or by operation of Law, any liabilities or obligations that form or would reasonably be expected to form the basis of any Environmental Claim against the Company or, to the Company’s actual knowledge (without any duty of inquiry) and in respect of the Pharmaceutical Products, the Company’s contract manufacturers.

(b)  For purposes of this Agreement:

(i) “Environmental Claims” means any and all Proceedings, Judgments, demands, directives, Liens, investigations or notices of noncompliance or violation by or from any Person alleging liability of any kind (including liability for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resource damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (A) the presence or Release of, or exposure to, any Hazardous Material at any location, or (B) the failure to comply with any Environmental Law or Authorization issued thereunder.

(ii) “Environmental Law” means any Law, Judgment or legally binding agreement issued, promulgated or entered into by or with any Governmental Entity relating to pollution, the environment (including ambient air, surface water, groundwater, land surface or subsurface strata or sediments), natural resources, the climate, human health and safety or the protection of endangered or threatened species, including such Laws, Judgments and agreements relating to the registration, use or labeling of chemicals or products.

(iii) “Hazardous Materials” means any petroleum or petroleum products, byproducts or distillates, ozone-depleting substances, heavy metals, radioactive materials or wastes, asbestos in any form, polychlorinated biphenyls, hazardous or toxic substances or wastes and any other chemical, material, substance or waste that is prohibited or regulated, or that may result in liability, under any Environmental Law.

(iv) “Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, pumping, deposit, disposal, discharge, dispersal, leaching or migration into or through the indoor or outdoor environment.

SECTION 3.18.  Intellectual Property.  (a)  Section 3.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Patents, Trademarks, Copyrights and Internet domain names owned by or exclusively licensed to the Company (excluding Patents and Trademarks that the Company has instructed its agents to abandon (including by instructing its agents to stop work with respect thereto) and excluding provisional applications for which another Patent is listed which claims priority to such provisional applications that are registered, issued or subject to a pending application for registration or issuance (the “Company Registered Intellectual Property”).  To the knowledge of the Company, nothing is due to be completed or submitted on or before March 31, 2019, the omission of which would materially jeopardize the maintenance, enforcement or prosecution of any of the

Company Registered Intellectual Property.  The Company Registered Intellectual Property is subsisting and, to the knowledge of the Company, valid and enforceable.

(b)  The Company owns, is validly licensed or otherwise has the valid and enforceable right to use all Intellectual Property (including the Company Registered Intellectual Property) used, held for use or planned for use by the Company in the conduct of the business of the Company (the “Company Intellectual Property”), free and clear of any Liens, other than Permitted Liens, and such ownership or valid right to use the Company Intellectual Property will not be affected by the execution, delivery and performance of this Agreement or the consummation of the Transactions.  No Proceedings are pending or, to the knowledge of the Company, threatened against the Company by any Person challenging the ownership, validity or enforceability of any Company Intellectual Property, and since January 1, 2016, neither the Company nor any of the Company Subsidiaries has received any written claim or notice from any Person asserting any such challenge.

(c)  To the knowledge of the Company, the conduct of the business of the Company as presently conducted does not infringe upon, violate or misappropriate any Intellectual Property of any other Person.  For purposes of the previous sentence, conduct that would be considered patent infringement under United States Patent Law 35 U.S.C. § 271 (but for 35 U.S.C. § 271(e)(1)) shall be considered to be infringing, as shall conduct that would be considered patent infringement under non-U.S. Laws (but for similar “Bolar exemption” or research exemption provisions).  There are no claims pending or, to the knowledge of the Company, threatened against the Company asserting any such infringement, violation or misappropriation, and since January 1, 2016, neither the Company nor any of the Company Subsidiaries has received any written claim or notice (including any “cease and desist” letters and invitations to license) from any Person alleging any such infringement, violation or misappropriation.  To the knowledge of the Company, no other Person has infringed upon, violated or misappropriated or is infringing, violating or misappropriating any of the Company Intellectual Property, and the Company has not sent to any Person any written charge, complaint, claim, demand or notice alleging such infringement, violation or misappropriation.

(d)  Each current and former employee of the Company or a Company Subsidiary, as a matter of course, and any consultants or independent contractors commissioned by the Company or a Company Subsidiary, who has alone or with others contributed in any manner to, or was involved in, the creation or development of any Company Intellectual Property, has entered into a written agreement with the Company that obliges such employee, consultant or independent contractor to disclose to the Company, and assign to the Company, such Intellectual Property.  Such employees, consultants and independent contractors have fully waived all rights to royalties or other compensation or other non-assignable rights with respect to any Company Intellectual Property, and the Company is in compliance in all material respects with all applicable Laws related to inventor compensation.

(e)  Each of the Company and the Company Subsidiaries have used reasonable best efforts to protect and maintain the confidentiality of all Trade Secrets included in the Company Intellectual Property.  None of the Company or any of the Company Subsidiaries has disclosed, delivered or licensed any Trade Secrets included in the Company Intellectual Property to any other Person, other than in the ordinary course of business consistent with past practice and subject to obligations of confidence.  Each current and former employee of the Company or a Company Subsidiary, as a matter of course, and any consultant or independent contractor commissioned by the Company or a Company Subsidiary who has access to confidential information of the Company or a Company Subsidiary, has entered into a written agreement with the Company that requires such employee, consultant or independent contractor to protect such confidential information.

(f)  To the knowledge of the Company, the IT Assets (i) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company in connection with the conduct of its business, (ii) since January 1, 2016 have not malfunctioned or failed in a manner that has had a material impact on the Company or any of the Company Subsidiaries and (iii) are free from bugs and other defects.  The Company has implemented commercially reasonable backup and disaster recovery technology processes, as well as a commercially reasonable business continuity plan, in each case consistent in all material respects with customary industry practices.  To the knowledge of the Company, no Person has gained unauthorized access to the IT Assets.

(g)  (i) Since January 1, 2016, the conduct of the business of the Company and each of the Company Subsidiaries is and has been in compliance in all material respects with any and all applicable Laws, contractual requirements, terms of use and privacy policies binding the applicable Company or Company Subsidiary with respect to data protection or information privacy, security, collection, use and disclosure, (ii) Personal Data collected, stored and processed by the Company or any of the Company Subsidiaries can be used by Parent and its subsidiaries after the Closing in the manner currently used by the Company and the Company Subsidiaries, (iii) the Company and each of the Company Subsidiaries have used reasonable best efforts to protect the secrecy of Personal Data and non-public information that the Company or any of the Company Subsidiaries (or any Person on behalf of the Company or the Company Subsidiaries) collect, store, use or maintain for the conduct of their business and to prevent unauthorized use, disclosure, loss, processing, transmission or destruction of or access to such Personal Data or non-public information by any other Person, (iv) to the knowledge of the Company, none of the Company or any of the Company Subsidiaries transmits any Personal Data or non-public information to their employees, contractors, customers, distributors, payment processors/providers or others having material business dealings with the Company or any of the Company Subsidiaries across country borders, (v) none of the Company or any of the Company Subsidiaries has been legally required to provide any notices to data owners in connection with a disclosure of Personal Data or non-public information, nor has the Company or any of the Company Subsidiaries provided any such notice and (vi) there are no claims pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries alleging a violation of any Person’s Personal Data or privacy rights.  Since May 25, 2018, the conduct of the business of the Company has been in compliance with the General Data Protection Regulation (GDPR) (EU) 2016/679.

(h)  No funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution has been used to create any Company Intellectual Property owned by or, to the Company’s knowledge and specifically in respect of 177Lu-PSMA-617, exclusively licensed to, the Company, except for any such funding or use of facilities or personnel that has not resulted in such Governmental Entity or institution obtaining ownership rights in, licenses to or other rights to use or exploit such Company Intellectual Property.

(i)  (i) The Company and the Company Subsidiaries have complied in all material respects with all notice, attribution, and other requirements of each license applicable to OSS that is or has been used in the conduct of the business of the Company and the Company Subsidiaries; and (ii) none of the Company or any of the Company Subsidiaries has used or distributed any OSS in a manner that requires (A) disclosure or distribution of any source code owned by the Company or the Company Subsidiaries,   (B) license or other provision of any source code owned by the Company or the Company Subsidiaries on a royalty-free basis or (C) the grant of any patent license, non-assertion covenant or other rights under any Intellectual Property owned by the Company or the Company Subsidiaries.

SECTION 3.19.  Insurance.  Section 3.19 of the Company Disclosure Letter sets forth a true, correct and complete list, and the Company has made available to Parent true, correct and complete copies, of all material insurance policies owned, held by or applicable to the Company (or its assets or business) with policy periods in effect as of the date hereof.  All of the insurance policies of the Company are in full force and effect, and the Company is not in default with respect to its obligations under any of such insurance policies, except for such default as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  No written notice of cancellation or termination has been received by the Company with respect to any of their respective insurance policies, other than in connection with ordinary renewals.

SECTION 3.20.  Brokers and Other Advisors.  No broker, investment banker, financial advisor or other Person, other than Centerview Partners LLC and Jefferies LLC, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company (or the Company Board or any committee thereof) or any of its affiliates.  The Company has made available to Parent a true, correct and complete copy of any engagement letter or other Contract between the Company and each of Centerview Partners LLC and Jefferies LLC relating to the Transactions.

SECTION 3.21.  Opinions of Financial Advisors.  The Company Board and the Special Committee have each received separate opinions of each of Centerview Partners LLC and Jefferies LLC to the effect that, as of the date of such opinions and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the $24.00 per share consideration to be paid to holders of Company Common Stock (other than, as applicable, Excluded Shares, Appraisal Shares and shares of Company Common Stock held by any affiliate of the Company or Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders.  A signed copy of each such opinion will be made available to Parent solely for informational purposes promptly following receipt thereof by the Company.

SECTION 3.22.  Affiliate Transactions.  No (a) present or former officer or director of the Company, (b) beneficial owner of 5% or more of the Company Common Stock or (c) affiliate, “associate” (as such term is defined in Rule 12b-2 of the Exchange Act) or member of the “immediate family” (as such term is defined in Rule 16a-1 under the Exchange Act) of any Person referred to in the foregoing clause (a) or (b), directly or indirectly, (i) is a party to any Contract or transaction with or binding upon the Company or any of its properties or assets, (ii) has a material interest or right in or to any property used by the Company or (iii) has material business dealings with or a material financial interest in any Person that is a competitor, supplier, licensor, licensee, lessor or financing source of the Company (in each case, other than in connection with (i) the Company ESPP, (ii) the Company Stock Plans, (iii) Contracts for employment, severance or retention or (iv) commercial Contracts entered into on arm’s-length terms in the ordinary course of business).

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

SECTION 4.01.  Organization, Standing and Power.  Each of Parent and Merger Sub is duly organized, validly existing and in good standing (where applicable as a legal concept) under the laws of the jurisdiction in which it is organized and has full corporate power and authority necessary to conduct its business as presently conducted.

SECTION 4.02.  Merger Sub.  (a)  Merger Sub was formed solely for the purpose of entering into the Transactions, and since the date of its incorporation, Merger Sub has not carried on any business, conducted any operations or incurred any liabilities or obligations other than those incident to its formation and pursuant to this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(b)  All outstanding shares of capital stock of Merger Sub have been validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by Parent free and clear of any Lien.

SECTION 4.03.  Authority; Execution and Delivery; Enforceability.  Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, subject, in the case of the

Merger, to the adoption of this Agreement by Parent (or another wholly owned subsidiary of Parent), as sole stockholder of Merger Sub (which shall occur immediately following the execution of this Agreement).  The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject, in the case of the Merger, to the adoption of this Agreement by Parent (or another wholly owned subsidiary of Parent), as sole stockholder of Merger Sub.  Neither the approval nor adoption of this Agreement nor the consummation of the Merger or the other Transactions requires any approval of the stockholders of Parent.  Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (subject to the Bankruptcy and Equity Exception).

SECTION 4.04.  No Conflicts; Consents.  (a)  The execution and delivery by each of Parent and Merger Sub of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof by Parent and Merger Sub will not, result in any loss, suspension, limitation or impairment of any right of Parent or any of its subsidiaries to own or use any assets required for the conduct of their respective businesses as presently conducted, or conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any right, obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its subsidiaries under, or require any consent under, any provision of (i) the organizational documents of Parent or any of its subsidiaries, (ii) any Authorization of Parent or any of its subsidiaries or any Contract to which Parent or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets are bound or (iii) subject to the filings and other matters referred to in Section 4.04(b), any Judgment or Law applicable to Parent or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)  No Consent of, or registration, declaration, notice or filing with or from, any Governmental Entity, is required to be obtained or made by or with respect to Parent or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the HSR Act, Section 721 and any other Required Regulatory Approvals, (ii) the filing with the SEC of such reports and filings under the Exchange Act as may be required in connection with this Agreement, the Merger and the other Transactions, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (iv) such filings as may be required under the rules and regulations of Nasdaq or the New York Stock Exchange in connection with this Agreement, the Merger and the other Transactions.

SECTION 4.05.  Information Supplied.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the time it is filed with the SEC, at the time it is first mailed to the holders of shares of Company Common Stock and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements included or incorporated by reference in the Proxy Statement based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein.

SECTION 4.06.  Available Funds.  As of the Effective Time, Parent and Merger Sub will have available all of the funds necessary for the acquisition of all shares of Company Common Stock pursuant to the Merger, to pay all fees and expenses in connection therewith, to make payments pursuant to Section 6.05 and to perform their respective obligations under this Agreement.

SECTION 4.07.  Brokers and Other Advisors.  No broker, investment banker, financial advisor or other Person, other than PJT Partners Inc., the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub or any of their respective affiliates.

SECTION 4.08.  Ownership of Company Common Stock.  None of Parent, Merger Sub or any of their respective “affiliates” or “associates” is, or has been at any time during the last three years, an “interested stockholder” of the Company (in each case as such terms are defined in Section 203 of the DGCL).  Neither Parent, Merger Sub or any of their respective “affiliates” or “associates” “owns” (in each case as such terms are defined in Section 203 of the DGCL) any Company Common Stock or holds any rights to acquire any Company Common Stock except pursuant to this Agreement.

ARTICLE V

Covenants Relating to Conduct of Business

SECTION 5.01.  Conduct of Business of the Company.

(a)  Except for matters set forth in Section 5.01(a)  of the Company Disclosure Letter or as otherwise expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of Parent, from the date of this Agreement to the Effective Time, the Company shall conduct its business in the ordinary course of business consistent with past practice and use reasonable best efforts to preserve its present organization, assets, employees, Authorizations, contractors and relationships with customers, distributors, strategic partners, Governmental Entities, licensors, licensees and others having material business dealings with it.  In addition, without limiting the generality of the foregoing, except for matters set forth in

Section 5.01(a) of the Company Disclosure Letter or as otherwise expressly contemplated by this Agreement or required by applicable Law, from the date of this Agreement to the Effective Time, the Company shall not do any of the following without the prior written consent of Parent:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock or other Equity Interests, (B) split, combine or reclassify any of its capital stock or other Equity Interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other Equity Interests, or (C) directly or indirectly redeem, repurchase or otherwise acquire any Equity Interests in the Company, except for (1) acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of such Company Stock Options in accordance with their respective terms in effect at such time, (2) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to Company Stock Options, Company RSUs or the Company Warrant in accordance with their respective terms in effect at such time or (3) the acquisition by the Company of Company Stock Options or Company RSUs in connection with the forfeiture of such awards in accordance with their respective terms in effect at such time;

(ii) issue any Equity Interests, other than the issuance of shares of Company Common Stock upon the exercise of Company Stock Options, purchase options under the Company ESPP or purchase rights under the Company Warrant, or upon the settlement of Company RSUs, in each case outstanding as of the date of this Agreement and in accordance with their respective terms in effect at such time;

(iii) amend its certificate of incorporation, bylaws or other comparable organizational documents;

(iv) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger;

(v) acquire (A) in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing Equity Interests in or assets of, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other Person, (B) any assets or properties (other than as set forth in the Company’s fiscal year 2018 and fiscal year 2019 operating plan included in Section 5.01(a)(v) of the Company Disclosure Letter (the “Company Operating Plan”), acquisitions of raw materials or supplies in the ordinary course of business consistent with past practice or new capital expenditures, which shall be subject to the limitations of clause (xii) below), if the amount of consideration paid or transferred by the Company would exceed $50,000 individually, or $100,000 in the aggregate for all such transactions or (C) any Equity Interests in any entity that has a class of securities (or American Depositary Receipts representing such securities) listed or quoted on any securities exchange or securities quotation system;

(vi) establish any Person that would constitute a subsidiary or affiliate of the Company;

(vii) except as required by the terms of any Company Benefit Plan as in effect on the date hereof or to the extent required by applicable Law: (A) adopt, enter into, terminate or amend any collective bargaining agreement; (B) adopt, enter into, terminate or amend any Company Benefit Plan, other than in respect of broad-based Company Benefits Plans (1) in the ordinary course of business consistent with past practice and (2) in a manner that does not materially increase the costs or benefits thereunder; (C) increase in any manner the compensation, bonus or fringe or other benefits of any employee, officer, director or other service provider, other than such increases in respect of employees whose annual base salary is less than $200,000 or employees with a title below Senior Director, in either case in the ordinary course of business consistent with past practice; (D) enter into or materially amend any employment, change in control, severance, retention or similar Contract with any officer, director, employee or other service provider of the Company (other than offer letters providing for at-will employment with newly-hired employees who are hired in the ordinary course of business that do not contain any equity or equity-based compensation, change in control, severance, retention or similar arrangements); (E) grant any awards under any Company Benefit Plan (including grants of Company Stock Options, Company RSUs and other stock or stock-based awards) or waive any conditions on any awards under any Company Benefit Plan; (F) take any action to accelerate the payment of any compensation or benefit under any Company Benefit Plan; or (G) change any actuarial or other assumption used to calculate funding obligations with respect to any Company Benefit Plan or change the manner in which contributions are made or the basis on which contributions are calculated;

(viii) (A) terminate the employment of any employee above the level of Director or with an annual base salary in excess of $150,000, other than due to such individual’s death, disability or for cause (each as determined by the Company in the ordinary course of business) or (B) hire any individual above the level of Director or with an annual base salary in excess of $150,000;

(ix) (A) change its fiscal year or revalue any of its material assets or (B) make any change in accounting methods, principles or practices used by it, except as may be required (1) by GAAP or (2) by applicable Law, including Regulation S-X under the Securities Act;

(x) sell, lease or sublease (as lessor or sublessor), license (as licensor) or otherwise dispose of, or pledge, encumber or otherwise subject to any Lien

(other than a Permitted Lien), any properties or assets, except sales, leases, licenses or other dispositions (A) of obsolete assets in the ordinary course of business consistent with past practice or (B) of properties or assets (other than Company Intellectual Property) with de minimis or no book value;

(xi) (A) incur, redeem, repurchase, prepay, defease, guarantee, assume or otherwise become liable for or modify in any material respects the terms of any Indebtedness, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing or (B) make any loans, advances or capital contributions to, or investments in (including by purchase of stock or securities, property transfers or purchase of property or assets of any Person or otherwise), any other Person, other than (1) to or in the Company or (2) pursuant to any acquisition not in violation of clause (v) above, and other than extensions of trade credit and advances of expenses to employees, in each case in the ordinary course of business consistent with past practice;

(xii) make any capital expenditure or expenditures, or incur any obligations or liabilities in connection therewith, which, individually, is in excess of $150,000 or, in the aggregate, are in excess of $300,000 (other than as reflected in the Company Operating Plan);

(xiii) make or change any Tax election (other than any election described in Section 965(h) of the Code; provided that the conduct with respect to any such election shall be governed by Section 6.10(b)), change any Tax accounting method or period, file any amended Tax Return, enter into any closing agreement with respect to Taxes, request any Tax ruling, waive or extend the statute of limitations in respect of a material amount of Taxes or settle or compromise any material Tax liability or refund;

(xiv) (A) materially amend or modify, or renew, extend or voluntarily terminate, or waive or release any material rights under, any Specified Contract (other than the ABX License Agreements) or any Contract that would be a Specified Contract if in effect on the date of this Agreement, (B) enter into any Contract that would be a Specified Contract if in effect on the date of this Agreement or (C) amend or modify, or renew, extend or voluntarily terminate, or waive or release any rights under either of the ABX License Agreements;

(xv) enter into or amend any Contract if, pursuant to the terms of such Contract or amendment, the consummation of any of the Transactions (alone or in combination with any other event) or compliance by the Company with the provisions hereof will conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancelation or acceleration of any obligation, or give rise to a loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or assets of the Company under, or require Parent to license or transfer any of its material Intellectual Property or other material assets under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, any provision of such Contract;

(xvi) (A) settle any pending, potential or threatened Proceeding if such settlement would require any payment by the Company or receipt of any payment from a third party in excess of $100,000 or would obligate the Company to take any material action or impose any material restrictions on the business of the Company or (B) commence any comparable Proceeding against a third party;

(xvii) (A) assign, sell, lease, license, dispose, cancel, abandon, grant rights to or fail to renew, maintain or diligently pursue applications for, or defend, any Company Intellectual Property or (B) disclose to any third party, other than representatives of Parent or under a confidentiality agreement, any Trade Secrets included in the Company Intellectual Property in a way that results in the loss of intellectual property protection for such Company Intellectual Property;

(xviii) cancel, terminate or modify in any material respect, or take any action that could permit cancellation, termination or material modification of, any insurance policy material to the Company;

(xix) enter into any real property lease or modify, amend, renew, extend, waive or exercise any material right or remedy under or terminate any Lease, other than renewals of any Lease in existence on the date hereof in the ordinary course of business consistent with past practice; or

(xx) authorize, commit or agree to take any of the foregoing actions.

(b)  Control of the Company and Parent and Merger Sub.  Parent acknowledges and agrees that nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time in violation of applicable Law.  The Company acknowledges and agrees that nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct the operations of Parent or Merger Sub prior to the Effective Time in violation of applicable Law.

SECTION 5.02.  No Solicitation; Adverse Recommendation Change.  (a)  The Company shall not, and shall cause each of its affiliates not to, and shall instruct and use its reasonable best efforts to cause its and their respective directors, officers, employees, financial advisors, legal counsel and other agents, advisors or representatives (collectively, “Representatives”) not to, directly or indirectly, (A) solicit, initiate, or knowingly encourage or facilitate any inquiries regarding, or the submission of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal, (B) solicit, initiate, or knowingly encourage or participate in any discussions or negotiations regarding, or furnish to any Person (other than Parent or Merger Sub) any non-public information with respect to or in connection with, or take any other action to facilitate or encourage the making of, any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal or (C) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, option agreement, merger agreement, joint venture agreement, partnership agreement or any other agreement, arrangement or understanding (whether or not binding) relating to any Company Takeover Proposal (a “Company Acquisition Agreement”).  It is agreed that any violation of the restrictions in this Section 5.02 by any of the Company’s affiliates or any of its or their respective Representatives shall be a breach of this Section 5.02 by the Company.

(b)  The Company shall, and shall cause each of its affiliates to, and shall instruct and use its reasonable best efforts to cause its and their respective Representatives to, immediately (i) cease all solicitation, encouragement, discussions and negotiations regarding any inquiry, proposal or offer pending on the date of this Agreement that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished to any Person in connection with a possible Company Takeover Proposal and (iii) terminate access to any physical or electronic data rooms relating to a possible Company Takeover Proposal.  The Company shall not, and shall cause each of its affiliates not to, and shall instruct and use its reasonable best efforts to cause its and their respective Representatives not to, release any Person from, or waive, amend or modify any provision of, or grant any permission under any “standstill” provision or similar provision with respect to any capital stock of the Company in any agreement to which the Company or any of its affiliates is a party; provided that the Company Board or any committee thereof shall be permitted to grant waivers of, and not to enforce, any “standstill” or similar provision to the extent that (x) the Company Board or any committee thereof determines in good faith (after consultation with the Company’s outside counsel) that the failure to take such action would be inconsistent with the Company’s directors’ fiduciary duties under applicable Law and (y) any such action by the Company Board and or any committee thereof does not violate any other provision of this Section 5.02.  The Company hereby releases Parent and Merger Sub and their respective affiliates from the “standstill” provisions contained in the Confidential Disclosure Agreement.

(c)  Notwithstanding anything to the contrary contained in Section 5.02(a), Section 5.02(b) or any other provision of this Agreement, if at any time prior to obtaining the Company Stockholder Approval, the Company or any of its affiliates or Representatives receives a bona fide, written Company Takeover Proposal, which Company Takeover Proposal did not result from a breach of this Section 5.02, then in response to such Company Takeover Proposal (i) the Company and its Representatives may contact the Person or group that made such Company Takeover Proposal solely to clarify the terms and conditions thereof or to request that such Company Takeover Proposal made orally be made in writing and (ii) if the Company Board or any committee thereof determines in good faith (after consultation with the Company’s outside counsel and financial advisor) that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal from the Person or group submitting such bona fide, written Company Takeover Proposal and, after consultation with the Company’s outside counsel, that the failure to take such action would be inconsistent with the Company’s directors’ fiduciary duties under applicable Law (a “Qualifying Company Takeover Proposal”), the Company may, subject to compliance with Section 5.02(d), (A) enter into an Acceptable Confidentiality Agreement with such Person or group making the Qualifying Company Takeover Proposal and thereafter furnish information with respect to the Company to such Person or group and its Representatives pursuant to such Acceptable Confidentiality Agreement so long as the Company also provides Parent promptly, and in no event later than 24 hours after the time such information is provided or made available to such Person or group or any of its Representatives, any information furnished to such Person or group or any of its Representatives which was not previously furnished to Parent, and (B) participate in discussions or negotiations with such Person or group and its Representatives regarding such Qualifying Company Takeover Proposal.  The Company shall notify Parent prior to (x) contacting any such Person or group pursuant to clause (i) above and (y) furnishing any information and/or entering into any discussions or negotiations as provided in this Section 5.02(c).

(d)  The Company shall promptly, and in no event later than 24 hours after the Company’s knowledge of receipt thereof, (i) advise Parent in writing of the Company’s or any of its affiliates’ or its or their respective Representatives’ receipt of any Company Takeover Proposal or any inquiries regarding, or the submission of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal, including the identity of the Person or group making such Company Takeover Proposal or inquiry, and (ii) provide to Parent an unredacted copy of any such Company Takeover Proposal or such inquiry made in writing (including any financing commitments or other agreements related thereto) (or if such Company Takeover Proposal or inquiry is not in writing, a written description of the terms and conditions thereof) and unredacted copies of all other draft agreements and material written documents and correspondence exchanged between the Company or any of its affiliates or its or their Representatives, on the one hand, and the Person or group or its Representatives making such Company Takeover Proposal or inquiry, on the other hand, in connection with such Company Takeover Proposal or inquiry.  From and after such notification, the Company shall keep Parent fully informed on a reasonably prompt basis of any material developments, discussions or negotiations regarding, or changes to the material terms and conditions of, any such Company Takeover Proposal or inquiry, including providing to Parent promptly, and in no event later than 24 hours after receipt thereof, unredacted copies of any additional proposals, counterproposals, draft agreements and material written documents and correspondence exchanged between the Company or any of its affiliates or its or their Representatives, on the one hand, and the Person or group or its Representatives making such Company Takeover Proposal or inquiry, on the other hand, in connection with such Company Takeover Proposal or inquiry.

(e)  Neither the Company Board nor any committee thereof shall (i) (A) withdraw, withhold, qualify or modify in a manner adverse to Parent or Merger Sub, or propose publicly to withdraw, withhold, qualify or modify in a manner adverse to Parent or Merger Sub, the Company Recommendation, or authorize, resolve or agree to take any such action, (B) adopt, endorse, approve or recommend, or propose publicly to adopt, endorse, approve or recommend, or submit to the vote of any securityholders of the Company, any Company Takeover Proposal, or approve any transaction under, or any transaction resulting in any third party becoming an “interested stockholder” under, Section 203 of the DGCL, or authorize, resolve or agree to take any such action, or (C) fail to include the Company Recommendation in the Proxy Statement or to recommend against any Company Takeover Proposal that is a tender offer or exchange offer within 10 Business Days after the commencement thereof (any action described in this clause (i) being referred to herein as an “Adverse Recommendation Change”) or (ii) approve, recommend, cause or permit the Company or any of its affiliates to enter into, or to propose to approve, recommend or enter into, any Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 5.02), or authorize, resolve, agree or propose to take any such action.

(f)  Notwithstanding anything to the contrary set forth in this Agreement, prior to obtaining the Company Stockholder Approval, the Company Board or any committee thereof may (i) make an Adverse Recommendation Change if (A) the Company Board or any committee thereof determines in good faith (after consultation with the Company’s outside counsel) that, as a result of an Intervening Event, failure to take such action would be inconsistent with the Company’s directors’ fiduciary duties under applicable Law or (B) the Company receives a Company Takeover Proposal after the date of this Agreement that did not result from a breach of this Section 5.02 and for which the Company Board or any committee thereof determines in good faith (after consultation with the Company’s outside counsel and financial advisor) that such Company Takeover Proposal constitutes a Superior Proposal and, after consultation with the Company’s outside counsel, that the failure to take such action would be inconsistent with the Company’s directors’ fiduciary duties under applicable Law and (ii) solely in the case of clause (i)(B), enter into a definitive written agreement providing for the consummation of a Superior Proposal and concurrently terminate this Agreement pursuant to Section 8.01(f); provided, however, that the Company Board and each committee thereof shall not, and shall cause the Company not to, take any action set forth in clause (i) or clause (ii) above unless, prior to taking such action (A) the Company has provided written notice to Parent (a “Notice of Adverse Recommendation Change”) advising Parent that the Company Board or any such committee intends to take such action and the reasons therefor, (B) in the case of any Notice of Adverse Recommendation Change provided in connection with an Intervening Event, such Notice of Adverse Recommendation Change contains a reasonably detailed description of such Intervening Event, (C) in the case of any Notice of Adverse Recommendation Change provided in connection with a Company Takeover Proposal, such Notice of Adverse Recommendation Change specifies the material terms and conditions of the related Superior Proposal, identifying the Person or group making such Superior Proposal and including a copy of the most current version of the agreement or proposal and all material related documentation with respect to such Superior Proposal, (D) a period of at least four Business Days has elapsed following Parent’s receipt of such Notice of Adverse Recommendation Change (it being understood that any amendment or modification to any Company Takeover Proposal that is the basis for such proposed Adverse Recommendation Change shall require a new Notice of Adverse Recommendation

Change and an additional notice period (which shall be the longer of (x) two Business Days and (y) the period remaining under the initial notice period)), (E) if requested by Parent, the Company has negotiated, and has caused its affiliates and its and their Representatives to negotiate, in good faith with Parent and its Representatives during such four Business Day period (as it may be extended pursuant to clause (D)) with respect to any changes to the terms of this Agreement, including in any binding proposal by Parent, to amend or modify this Agreement during such period and (F) taking into account any changes to the terms of this Agreement proposed by Parent in any binding proposal, the Company Board or any committee thereof has determined in good faith (1) after consultation with the Company’s outside counsel, with respect to the actions described in clause (i) of this Section 5.02(f), that it would continue to be inconsistent with the Company’s directors’ fiduciary duties under applicable Law not to effect the Adverse Recommendation Change and (2) after consultation with the Company’s outside counsel and financial advisor, with respect to the actions described in clause (i)(B) and clause (ii) of this Section 5.02(f), that the Company Takeover Proposal received by the Company continues to constitute a Superior Proposal, in each case, if such changes offered by Parent in such binding proposal were given effect; provided, further, that any purported termination of this Agreement pursuant to this Section 5.02(f) shall be void and of no force and effect unless such termination is in accordance with Section 8.01(f) and the Company pays to Parent the Company Termination Fee in accordance with Section 6.08 prior to or concurrently with such termination.

(g)  (i) Nothing contained in this Section 5.02 will prohibit the Company from taking and disclosing to the Company’s stockholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act, in each case after commencement of a tender offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act) and (ii) no disclosure that the Company Board or any committee thereof may determine (after consultation with the Company’s outside counsel) that the Company is required to make under applicable Law will constitute a violation of this Agreement; provided that in no event shall the Company Board or any committee thereof make an Adverse Recommendation Change except in accordance with Section 5.02(f).

ARTICLE VI

Additional Agreements

SECTION 6.01.  Company Stockholders Meeting; Preparation of the Proxy Statement.  (a)  Subject to Section 6.01(b), the Company shall take all necessary actions in accordance with applicable Law, the Company Charter and the Company Bylaws and the rules and regulations of Nasdaq to duly call, give notice of, convene and hold a meeting of its stockholders (including any adjournment, recess or postponement thereof, the “Company Stockholders Meeting”) for the purpose of obtaining the Company Stockholder Approval as soon as reasonably practicable after the SEC confirms that it will not review or that it has no further comments on the Proxy Statement.  Subject to Section 5.02, the Company shall take all lawful action necessary to solicit and obtain the Company Stockholder Approval, including engaging a proxy solicitation firm for the purpose of assisting in the solicitation of proxies for the Company Stockholders Meeting.  The Company may, after consultation with Parent, adjourn, recess or postpone the Company Stockholders Meeting only (i) to the extent required by applicable Law to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders Meeting, (ii) to the extent required by a court of competent jurisdiction in connection with any Proceedings in connection with this Agreement or the Transactions or (iii) if, as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting, in each case for the minimum duration necessary to remedy the circumstances giving rise to such adjournment, recess or postponement (and in any event, unless otherwise required by applicable Law or a court of competent jurisdiction, not beyond the earlier of (x) the date that is 30 days after the date that the Company Stockholders Meeting was originally scheduled (or, if applicable, 30 days after the newly scheduled date for any such originally scheduled Company Stockholders Meeting that is adjourned, recessed or postponed in accordance with this Section 6.01) and (y) three Business Days prior to the Outside Date).  Notwithstanding anything to the contrary herein (including any Adverse Recommendation Change), unless this Agreement has been terminated in accordance with its terms prior to the time of the Company Stockholders Meeting, the Company Stockholders Meeting shall be convened and this Agreement shall be submitted to the stockholders of the Company at the Company Stockholders Meeting for the purpose of obtaining the Company Stockholder Approval in accordance with the terms of this Agreement, and nothing contained herein shall be deemed to relieve the Company of such obligations.

(b)  As promptly as reasonably practicable (but in any event no later than 10 Business Days) after the execution of this Agreement, the Company shall prepare the Proxy Statement in preliminary form and file it with the SEC.  Subject to Section 5.02, the Company Board shall include the Company Recommendation in the Proxy Statement.  Parent shall provide to the Company all information concerning Parent and Merger Sub as may be reasonably requested by the Company in connection with the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of any comments thereto received from the SEC.  Each of the Company, Parent and Merger Sub shall promptly correct any information with respect to it or provided by it for use in the Proxy Statement if and to the extent, in the absence of such a correction, the Proxy Statement would contain a misstatement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Company shall disseminate such correction to the stockholders of the Company in an amendment or supplement mutually acceptable to Parent and the Company.  The Company shall notify Parent promptly upon the receipt of any comments (whether written or oral) from the SEC and of any request (whether written or oral) by the SEC for amendments or supplements to the Proxy Statement and shall promptly supply Parent with copies of all such comments, requests and any other written correspondence between the Company or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement.  The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Proxy Statement and to resolve such comments with the SEC, and shall use its reasonable best efforts to cause the Proxy Statement to be disseminated to its stockholders as promptly as reasonably practicable after the resolution of any such comments or after the SEC confirms that it will not review the Proxy Statement.  Prior to the filing of the Proxy Statement (or any amendment or supplement thereto) or any dissemination thereof to the stockholders of the Company, or responding to any comments from the SEC with respect thereto, the Company shall provide Parent and its counsel with a reasonable opportunity to review and to comment on such document or response, which comments the Company shall consider in good faith.

SECTION 6.02.  Access to Information; Confidentiality.  Except if prohibited by any applicable Law, the Company shall afford to Parent and its Representatives reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books and records, Contracts and personnel and, during such period, the Company shall furnish, as promptly as reasonably practicable, to Parent (A) copies of all correspondence between the Company and any other party to a Contract with regard to any Consent that is actually or purportedly required to be taken or obtained with respect to such Contract in connection with the announcement, pendency or consummation of the Transactions, (B) copies of all correspondence between the Company and any Governmental Entity in connection with the consummation of the Transactions and (C) all other information concerning its business, properties and personnel as Parent may reasonably request; provided, however, that the Company shall not be obligated to provide such access or information if the Company determines in its reasonable judgment that doing so would (i) violate applicable Law or an applicable Judgment or (ii) waive the protection of attorney-client privilege, attorney work product protection or other legal privilege, and in any such event, the Company shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate such applicable Law, applicable Judgment or waive such privilege or protection, including by entering into a joint defense agreement, common interest agreement or other similar arrangement.  All information exchanged pursuant to this Section 6.02 shall be subject to the confidential disclosure agreement dated May 24, 2018, between the Company and Parent (the “Confidential Disclosure Agreement”).

SECTION 6.03.  Reasonable Best Efforts; Notification.  (a)  Upon the terms and subject to the conditions set forth in this Agreement, each party shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the Transactions, including (i) obtaining all necessary or advisable Consents from, making all necessary registrations, declarations and filings with and taking all reasonable steps as may be necessary to obtain a Consent from or avoid a Proceeding by any Governmental Entity or other third party with respect to this Agreement or the Transactions, (ii) furnishing all information required to be furnished in connection with obtaining any Consents from or making any filings with any Governmental Entity or other third party, and promptly cooperating with and furnishing information in connection with any such requirements imposed upon any party or any of their respective subsidiaries in connection with this Agreement or the consummation of the Transactions, (iii) defending or contesting of any Proceedings challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed and (iv) executing and delivering any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement, in the case of each of clauses (i) through (iv), other than with respect to Consents, registrations, declarations, filings, instruments and Proceedings relating to or under the HSR Act, Section 721 or any other Required Regulatory Approval, which are the subject of Sections 6.03(b), 6.03(c) and 6.03(d), as applicable.

(b)  Without limiting the generality of the foregoing and subject to Section 6.03(c), upon the terms and subject to the conditions set forth in this Agreement, each party shall use its reasonable best efforts to take, or cause to be taken, all appropriate actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to (i) obtain, or cause to be obtained, all Required Regulatory Approvals (provided, however, that Parent shall not be required to, and the Company shall not, without the prior written consent of Parent, take any such action that is not conditioned upon the Closing), (ii) cooperate with the other parties in promptly seeking to obtain all such Required Regulatory Approvals and (iii) provide such other information to any Governmental Entity as such Governmental Entity may lawfully request in connection herewith.  Without limiting the generality of the foregoing and subject to Section 6.03(c), upon the terms and subject to the conditions set forth in this Agreement, Parent acknowledges and agrees that, other than with respect to any Required Regulatory Approval under Section 721, its obligation to use its reasonable best efforts pursuant to this Section 6.03(b) includes (A) defending or contesting any Proceeding challenging this Agreement or the consummation of the Transactions, including seeking to have any stay, temporary restraining order, preliminary injunction or permanent injunction entered by any Governmental Entity vacated or reversed and (B) proposing, negotiating, effecting or agreeing to effect or executing any settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Entity or with any other Person; provided, however, that Parent shall not be required to take any such action described in clause (B) that is not conditioned upon the Closing.  Without limiting the generality of the foregoing, (i) each party agrees to make an appropriate filing, if necessary, as promptly as reasonably practicable, but in any event (x) pursuant to the HSR Act no later than 10 Business Days following the date of this Agreement and (y) pursuant to Section 721 no later than the first Business Day immediately following November 10, 2018, and (ii) each party agrees to make the appropriate filings pursuant to any other Required Regulatory Approval as promptly as reasonably practicable following the date of this Agreement, and in all cases, to supply as promptly as reasonably practicable to the applicable Governmental Entity any additional information and documentary material that may be requested pursuant to the HSR Act, Section 721 or the other such Required Regulatory Approval.

(c)  Notwithstanding anything to the contrary set forth in this Agreement, nothing contained in this Section 6.03 shall require Parent, Merger Sub or any of their respective subsidiaries to, and the Company shall not, without the prior written consent of Parent, propose, negotiate, effect or agree to, or execute any settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Entity or with any other Person obligating Parent, any of its subsidiaries or the Company to, (i) sell, divest, license or otherwise convey or hold separate any asset or business of Parent, the Company or any of their respective subsidiaries, (ii) terminate any existing relationship, contractual right or obligation of Parent, any of its subsidiaries or the Company, (iii) create any relationship, contractual right or obligation of Parent, any of its subsidiaries or the Company or (iv) implement any limitations or restrictions on the ability of Parent, Merger Sub or any of their respective subsidiaries to hold and exercise full rights of ownership of any Equity Interests in the Surviving Corporation, including the right to vote such Equity Interests, or to effectively control the business or operations of the Company, other than, in the case of clauses (i), (ii) or (iii), any such sale, divestiture, license, conveyance or hold separate, or termination or creation of any relationship, contractual right or obligation, that is exclusively related to any radioligand therapy product under development by Parent solely for the treatment of prostate cancer as of the date of this Agreement (any such product, a “Permitted Product”); provided that the terms and conditions of such sale, divestiture, license, conveyance or hold separate, or termination or creation of any relationship, contractual right or obligation, that is exclusively related to a Permitted Product would not (A) materially impair the anticipated benefits of the Transactions to Parent and its subsidiaries (other than, for the avoidance of doubt, any such benefit related to such Permitted Product), (B) have a material adverse effect on any product currently marketed or under development by Parent (other than, for the avoidance of doubt, such Permitted Product) and (C) be on terms and conditions that are unreasonably burdensome to Parent (a “Permitted Antitrust Action”) (each action or condition described in clauses (i)-(iv), other than a Permitted Antitrust Action, a “Burdensome Condition”).

(d)  Each of Parent and the Company shall (i) furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission which is necessary under the HSR Act, Section 721 or any other Required Regulatory Approval, (ii) give the other party reasonable prior notice of any such filings or submissions and, to the extent reasonably practicable, of any communication with, and any inquiries or requests for additional information from, the United States Federal Trade Commission (the “FTC”), the United States Department of Justice (the “DOJ”) and any other Governmental Entity regarding the Merger or any of the other Transactions, and permit the other party to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other party in connection with, any such filings, submissions, communications, inquiries or requests, (iii) unless prohibited by applicable Law or by the applicable Governmental Entity, and to the extent reasonably practicable, (A) not participate in or attend any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of the Merger or any of the other Transactions without the other party, (B) give the other party reasonable prior notice of any such meeting or conversation, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating in or attending any such meeting or engaging in any such conversation, keep such party apprised with respect thereto, (D)

cooperate with one another in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement, the Merger or any of the other Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity and (E) furnish the other party with copies of all filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and its affiliates and their respective Representatives, on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement, the Merger and the other Transactions, (iv) comply with any inquiry or request from the FTC, the DOJ or any other Governmental Entity as promptly as reasonably practicable and (v) consult with one another in connection with any inquiry, hearing, investigation, Proceeding or litigation by, or negotiations with, any Governmental Entity relating to this Agreement, the Merger or any of the other Transactions, including the scheduling of, and strategic planning for, any meetings with any Governmental Entity relating thereto.  Any such additional information shall be in substantial compliance with the requirements of the HSR Act, Section 721 and the Laws governing the other Required Regulatory Approvals, as the case may be.  Notwithstanding anything in this Agreement to the contrary, Parent shall, on behalf of the parties, control and lead all communications and strategy for dealing with the FTC, the DOJ and any other Governmental Entity with respect to the HSR Act, Section 721 and any other Required Regulatory Approval, and Parent shall, on behalf of the parties, control and lead the defense strategy for dealing with any Proceedings challenging this Agreement or the consummation of the Transactions that are brought by or relate to the FTC, the DOJ or any other Governmental Entity with respect to the HSR Act, Section 721 or any other Required Regulatory Approval.

(e)  In addition to and without limiting any of the parties’ respective obligations in this Section 6.03, each of the Company, the Company Board, the Special Committee, Parent and Merger Sub shall (i) take all action necessary to ensure that no state takeover statute, “business combination”, “control share acquisition”, “fair price”, “moratorium” or similar Law is or becomes applicable to any Transaction or this Agreement and (ii) if any state takeover statute, “business combination”, “control share acquisition”, “fair price”, “moratorium” or similar Law becomes applicable to any Transaction or this Agreement, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions and this Agreement.

SECTION 6.04.  Communications and Interactions with Regulatory Authorities; Applicable Proceedings.  (a)  Without limiting any of the parties’ respective obligations in Section 6.03, the Company shall (i) consult with Parent prior to any proposed meeting with the FDA, EMA, PMDA or any other Governmental Entity relating to any Pharmaceutical Product, (ii) promptly inform Parent of, and provide Parent with a reasonable opportunity to review, any material filing proposed to be made by or on behalf of the Company, and any material correspondence or other material communication proposed to be submitted or otherwise transmitted to the FDA, EMA, PMDA or any other Governmental Entity by or on behalf of the Company, in each case, relating to any Pharmaceutical Product, (iii) promptly inform Parent in writing of (A) any communication (written or oral) with or from the FDA, EMA, PMDA or any other Governmental Entity relating to any Pharmaceutical Product, (B) any material communications (written or oral) received from any Person relating to the Company Intellectual Property and (C) any reports from any source of any serious adverse event (as defined at 12 C.F.R. 312.32) relating to any Pharmaceutical Product and (iv) promptly inform Parent in writing of, and provide Parent with a reasonable opportunity to comment prior to making any material change to, any study protocol, adding any new trial, making any material change to a manufacturing plan or process, making any material change to a development timeline or initiating or making any material change to promotional or marketing materials or activities relating to any Pharmaceutical Product.

(b)  Without limiting any of the parties’ respective obligations in this Agreement, (i) the Company shall promptly inform Parent in writing of any correspondence or other communications (written or oral) from any third party related to the settlement or disposition of any pending, potential or threatened Proceeding relating to the Company Intellectual Property (including any Proceeding set forth on Section 3.18(b) of the Company Disclosure Letter) (each, an “Applicable Proceeding”) and shall promptly provide Parent with copies of any such correspondence or other communications, (ii) the Company shall provide Parent with copies of any correspondence or other communications (written or oral) by or on behalf of the Company or any of its Representatives to any third party related to the settlement or disposition of any Applicable Proceeding and shall provide Parent with a reasonable opportunity to review and comment thereon prior to sending such correspondence or other communication, (iii) the Company shall further consult with Parent prior to engaging in any settlement or disposition of any Applicable Proceeding and shall provide Parent with the opportunity to participate in any meetings or discussions with any third party in respect of such settlement or disposition and (iv) none of the Company or any of its Representatives shall agree to or propose any settlement or disposition of any Applicable Proceeding without Parent’s prior written consent.

(c)  Parent acknowledges and agrees that nothing contained in this Section 6.04 is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time in violation of applicable Law.  The Company acknowledges and agrees that nothing contained in this Section 6.04 is intended to give the Company, directly or indirectly, the right to control or direct the operations of Parent or Merger Sub prior to the Effective Time in violation of applicable Law.

SECTION 6.05.  Equity Awards.  (a)  Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions and take such other actions (including obtaining any required Consents) as may be required to effect the following:

(i) at the Effective Time, each Company Stock Option outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, and that has an exercise price per share of Company Common Stock underlying such Company Stock Option (the “Exercise Price”) that is less than the Merger Consideration shall be canceled, with the holder of such Company Stock Option becoming entitled to receive with respect thereto solely an amount in cash, without interest, equal to (A) the excess of (1) the Merger Consideration over (2) the Exercise Price with respect to such Company Stock Option, multiplied by (B) the number of shares of Company Common Stock subject to such Company Stock Option as of immediately prior to the Effective Time;

(ii) at the Effective Time, each Company Stock Option outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, and that has an Exercise Price that is equal to or greater than the Merger Consideration, shall be canceled, and the holder of such Company Stock Option will not be entitled to receive any payment in respect of such Company Stock Option; and

(iii) at the Effective Time, each Company RSU outstanding and not settled immediately prior to the Effective Time, whether or not vested, will be canceled and converted into the right to receive an amount in cash, without interest, equal to (A) the Merger Consideration, multiplied by (B) the number of shares of Company Common Stock subject to such Company RSU as of immediately prior to the Effective Time.

(b)  The Surviving Corporation shall pay all amounts payable pursuant to this Section 6.05 as soon as reasonably practicable (but in any event no later than 10 Business Days) after the Effective Time.  All amounts payable pursuant to this Section 6.05 shall be subject to any required withholding of Taxes and shall be paid without interest as soon as practicable following the Effective Time, and may be paid through the payroll system of the Surviving Corporation.

SECTION 6.06.  Continuing Employee Matters.  (a)  For a period from the Effective Time through the first anniversary of the Effective Time, the employees of the Company who remain in the employment of the Surviving Corporation and its subsidiaries (the “Continuing Employees”) shall receive (i) base salaries or wage rates no less than each such employee’s base salary or wage rate as of immediately prior to the Effective Time, (ii) severance pay and benefits no less favorable than severance pay and benefits as set forth in Section 6.06(a)   of the Company Disclosure Letter and (iii) other employee benefits that are substantially comparable in the aggregate to those provided to such employees of the Company immediately prior to the Effective Time; provided that neither Parent nor the Surviving Corporation nor any of Parent’s subsidiaries shall have any obligation to issue, or adopt any plans or arrangements providing for the issuance of, Equity Interests pursuant to any such plans or arrangements; provided, further, that no plans or arrangements of the Company providing for such issuance shall be taken into account in determining whether employee benefits are substantially comparable in the aggregate.  Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Corporation or any affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause.

(b)  Parent shall cause the Surviving Corporation to recognize the service of each Continuing Employee as if such service had been performed with Parent (i) for purposes of benefits under Parent’s vacation program, (ii) for purposes of eligibility to participate in any health or welfare plan maintained by Parent (other than any post-employment health or post-employment welfare plan) and Parent’s 401(k) plan and     (iii) unless covered under another arrangement with or of the Company, for benefit accrual purposes under Parent’s severance plan (in the case of each of clauses (i), (ii) and (iii), solely to the extent that Parent makes such plan or program available to employees of the Surviving Corporation and not in any case where credit would result in duplication of benefits), but not for purposes of any other employee benefit plan of Parent.

(c)  With respect to any welfare plan maintained by Parent in which Continuing Employees are eligible to participate after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans of the Company prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

(d)  Without limiting the scope of this Section 6.06, this Section 6.06 shall be binding upon and shall inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.06, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Section 6.06.  Nothing contained herein shall be construed as requiring, and the Company shall take no action that would have the effect of requiring, Parent or the Surviving Corporation to continue any specific plans, programs, policies, arrangements, agreements or understandings or to continue the employment of any specific person.  Furthermore, no provision of this Agreement shall be construed as prohibiting or limiting the ability of Parent or the Surviving Corporation to amend, modify or terminate any plans, programs, policies, arrangements, agreements or understandings of Parent, the Company or the Surviving Corporation and nothing therein shall be construed as an amendment to any such plan, program, policy, arrangement, agreement or understanding for any purpose.

SECTION 6.07.  Indemnification.  (a)  Parent shall cause the Surviving Corporation to assume the obligations with respect to all rights to indemnification, advancement of expenses and exculpation from liabilities, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers (the “Indemnified Persons”) of the Company or any Company Subsidiary as provided in the Company Charter, the Company Bylaws, the organizational documents of any Company Subsidiary or any indemnification agreement between such Indemnified Person and the Company or any Company Subsidiary (in each case, as in effect on the date hereof and, in the case of any indemnification agreement, as set forth in Section 6.07(a) of the Company Disclosure Letter and of which the Company has made available to Parent true, correct and complete copies), without further action, as of the Effective Time, and such obligations shall survive the Merger and shall continue in full force and effect in accordance with their terms.  For the avoidance of doubt, the applicable rights of indemnification and exculpation contemplated by this Section 6.07 and pursuant to the terms of the Company Charter or Company Bylaws as in effect at or immediately prior to the Effective Time shall not be impaired by any modification of such terms in any amendment or restatement of such Company Charter or Company Bylaws following the Effective Time (including in connection with the filing of the Certificate of Merger).

(b)  Parent shall obtain, or shall cause the Surviving Corporation to obtain, at or prior to the Effective Time, a prepaid (or “tail”) directors’ and officers’ liability insurance policy in respect of acts or omissions occurring at or prior to the Effective Time, covering each Person currently covered by the Company’s or any Company Subsidiary’s directors’ and officers’ liability insurance policies, with coverage for six years following the Effective Time on terms with respect to such coverage and amounts no less favorable to the insureds than those of such policy in effect on the date hereof; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend pursuant to this Section 6.07(b) an amount in excess of 300% of the most recent annual premium paid by the Company or any Company Subsidiary for such insurance for its current fiscal year; provided, further, that, if the amount necessary to procure such prepaid (or “tail”) insurance coverage exceeds such maximum amount, Parent or the Surviving Corporation, as the case may be, shall only be obligated to provide as much coverage as may be obtained for such maximum amount.

(c)  In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent or the Surviving Corporation shall make proper provision so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.07.

SECTION 6.08.  Fees and Expenses.  (a)  Except as set forth in Section 6.07, this Section 6.08 and Section 6.10, all fees and expenses incurred in connection with this Agreement, the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger and the other Transactions are consummated.

(b)  In the event that:

(i) the Company terminates this Agreement pursuant to Section 8.01(f);

(ii) Parent terminates this Agreement pursuant to Section 8.01(d) or would have been entitled to terminate this Agreement pursuant to Section 8.01(d) prior to or at the time the Company terminates this Agreement pursuant to Section 8.01(b)(i) or 8.01(b)(iii); or

(iii) (A) after the date of this Agreement, a Company Takeover Proposal is made, proposed or communicated to the Company Board, any committee of the Company Board or management of the Company, or is publicly made, proposed or communicated or otherwise becomes publicly known, or any Person or group publicly proposes or announces an intention to make a Company Takeover Proposal, (B) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(b)(i) or 8.01(b)(iii), or by Parent pursuant to Section 8.01(c) and (C) within 12 months of such termination (1) any transaction included within the definition of Company Takeover Proposal is consummated or (2) the Company enters into a definitive agreement providing for the consummation of any transaction within the definition of Company Takeover Proposal, in each case whether or not involving the same Company Takeover Proposal or the Person or group making the Company Takeover Proposal referred to in clause (A); provided that for purposes of clause (C), the term “Company Takeover Proposal” shall have the meaning assigned to such term in Section 9.03, except that all references to “20%” in such definition shall be deemed references to “50%”, then the Company shall pay to Parent (or its designee) a fee of $73,500,000 (the “Company Termination Fee”), less the amount of Parent Expenses previously and actually paid by the Company to Parent (or its designee) pursuant to Section 6.08(c).  Any fee due under this Section 6.08(b) shall be paid by wire transfer of same-day funds to an account designated by Parent (1) in the case of clause (i) above, prior to or simultaneously with such termination of this Agreement, (2) in the case of clause (ii) above, within three Business Days after the date of such termination of this Agreement and (3) in the case of clause (iii) above, within three Business Days after the earlier of (x) the date of the consummation of the transaction referred to in clause (C)(1) thereof and (y) the date of entry into the definitive agreement referred to in clause (C)(2) thereof.  The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(c)  In the event that either Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(iii), then the Company shall pay to Parent (or its designee) promptly upon delivery of written demand by Parent to the Company (which Parent may deliver at any time after this Agreement is terminated pursuant to Section 8.01(b)(iii)), but in no event later than three Business Days after the date such demand is delivered, by wire transfer of same-day funds to an account designated by Parent, all reasonable out-of-pocket fees and expenses (including all due diligence fees, all filing and printing fees and all fees and expenses of counsel, accountants, investment bankers, experts and consultants) (“Parent Expenses”) incurred by Parent, Merger Sub or their respective affiliates in connection with this Agreement and the Transactions; provided that the Company shall not be obligated to pay for Parent Expenses in excess of $5,000,000.  Payment by the Company of Parent Expenses pursuant to this Section 6.08(c) shall not relieve the Company of any subsequent obligation to pay any applicable Company Termination Fee pursuant to Section 6.08(b); provided that in the event any Company Termination Fee is payable after the time the Company pays any Parent Expenses pursuant to this Section 6.08(c), the amount of the Company Termination Fee payable by the Company shall be reduced by the amount of such Parent Expenses actually paid to Parent.

(d)  In the event that:

(i) either Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(i), and at the time of such termination the conditions set forth in Section 7.01(a) (if the Legal Restraint relates to matters referenced in Section 7.01(b)) or 7.01(b) shall not have been satisfied, but all other conditions set forth in Article VII shall have been satisfied (or, to the extent permitted by Law, waived by the parties entitled thereto) (or in the case of conditions which by their nature are to be satisfied at the Closing, are capable of being satisfied on such date); or

(ii) either Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(ii) solely as a result of a Legal Restraint referred to in Section 8.01(b)(ii) arising under the HSR Act or any competition, merger control, antitrust or similar Law of any jurisdiction, which Legal Restraint did not result from the Company’s failure to perform any of its covenants or obligations contained in this Agreement; or

(iii) Parent terminates this Agreement pursuant to Section 8.01(g), which Legal Restraint referred to in Section 8.01(g) did not result from the Company’s failure to perform any of its covenants or obligations contained in this Agreement, then Parent shall pay to the Company a termination fee of $150,000,000 (the “Parent Termination Fee”), which shall be paid by wire transfer of same-day funds to an account designated by the Company within three Business Days after the date of such termination of this Agreement.  The parties hereto acknowledge and agree that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion, whether or not the Parent Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.  Parent’s obligation to pay the Parent Termination Fee shall not in any way effect the Company’s obligation to pay the Company Termination Fee pursuant to Section 6.08(b)(iii).

(e)  Except with respect to claims for, arising out of, or in connection with fraud or willful and material breach of this Agreement by the Company, payment of the Company Termination Fee pursuant to this Section 6.08 shall constitute the sole and exclusive monetary damages remedy of Parent and Merger Sub against the Company and its current, former or future directors, officers, employees and affiliates for any loss suffered as a result of the failure of the Merger or the other Transactions to be consummated or for a breach or failure to perform hereunder or otherwise (so long as, in the event that this Agreement was terminated by the Company, such termination was in accordance with the applicable provision of this Agreement), and upon payment of the Company Termination Fee, none of the Company or any of its current, former or future directors, officers employees or affiliates shall have any further monetary liability or obligation relating to or arising out of this Agreement, the Merger or the other Transactions.  Except with respect to claims for, arising out of, or in connection with fraud or willful and material breach of this Agreement by Parent or Merger Sub, payment of the Parent Termination Fee described in this Section 6.08 shall constitute the sole and exclusive monetary damages remedy of the Company against Parent and Merger Sub and their respective current, former or future directors, officers, employees and affiliates for any loss suffered as a result of the failure of the Merger or the other Transactions to be consummated or for a breach or failure to perform hereunder or otherwise (so long as, in the event that this Agreement was terminated by Parent, such termination was in accordance with the applicable provision of this Agreement), and upon payment of the Parent Termination Fee, none of Parent or Merger Sub or any of their respective current, former or future directors, officers, employees or affiliates shall have any further liability or obligation relating to or arising out of this Agreement, the Merger or the other Transactions.

(f)  The Company and Parent acknowledge and agree that the agreements contained in Sections 6.08(b), 6.08(c) and 6.08(d) are an integral part of the Transactions, and that, without these agreements, Parent and the Company would not enter into this Agreement.  Accordingly, if the Company fails to promptly pay any amount due pursuant to Section 6.08(b) or 6.08(c) or Parent fails to promptly pay any amount due pursuant to Section 6.08(d), and in order to obtain such payment, Parent or the Company, as applicable, commences a Proceeding against the other party that results in a Judgment in Parent’s or the Company’s favor for such payment, such other party shall pay to Parent or the Company, as applicable, its costs and expenses (including attorneys’ fees and expenses) in connection with such Proceeding, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made.

SECTION 6.09.  Public Announcements.  Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, including the Merger, and shall not issue any such press release or make any such public statement without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed), except in each case (i) as required by applicable Law or court process or by obligations pursuant to the rules and regulations of any national securities exchange or national securities quotation system or (ii) for any press release or other public statement (A) by the Company with respect to any Adverse Recommendation Change made in accordance with this Agreement or any Company

Takeover Proposal or as otherwise permitted by Section 5.02(g) or (B) by Parent in response to any Adverse Recommendation Change, any Company Takeover Proposal that becomes publicly known or any press release or public statement by the Company with respect to the foregoing. The parties agree that all formal Company employee communication programs or announcements with respect to the Transactions shall be in the forms mutually agreed to by the parties.  The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties.

SECTION 6.10.  Tax Matters.  (a)  During the period from the date of this Agreement to the Closing Date, the Company shall: (i) prepare and timely file all Tax Returns that are due on or before the Closing Date in accordance with past practice, (ii) pay all Taxes due and payable in respect of such Tax Returns, (iii) accrue a reserve in the books and financial statements of any such entity at such times and in such amounts as are in accordance with past practice for all Taxes payable by such entity for which no Tax Return is due prior to the Closing Date and (iv) promptly notify Parent of any suit, claim, action, investigation, Proceeding or audit in each case with respect to a material amount of Taxes that is or becomes pending against or with respect to the Company.

(b)  Notwithstanding anything to the contrary in this Agreement, the Company shall make timely elections described in Section 965(h) of the Code that are available to it, except to the extent that the time for making any such election pursuant to Section 965(h)(5) of the Code has not occurred prior to the Effective Time.

(c)  All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (“Transfer Taxes”) incurred in connection with the Transactions shall be paid by either Merger Sub or the Surviving Corporation, and the Company shall cooperate with Merger Sub and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

SECTION 6.11.  Stockholder Litigation.  From the date of this Agreement and until the termination of this Agreement in accordance with Article VIII, the Company shall promptly advise Parent of any Proceeding commenced or, to the knowledge of the Company, threatened by, a stockholder or holder of any Equity Interests of the Company against the Company or its directors or executive officers relating to the Merger or any of the other Transactions, and shall keep Parent reasonably informed, consult with Parent regarding and give Parent the opportunity to participate in the defense and settlement of any such Proceeding.  Without limiting the generality of the foregoing, none of the Company or any of its Representatives shall agree to or propose any settlement of any such Proceeding without Parent’s prior written consent.

SECTION 6.12.  Section 16 Matters.  From and after the date hereof and until the Effective Time, the Company shall take all steps as may be required to cause any dispositions of Equity Interests of the Company in connection with this Agreement and the Transactions by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.13.  Merger Sub and Surviving Corporation Compliance.  Parent shall cause Merger Sub or the Surviving Corporation, as applicable, to comply with all of its respective obligations under this Agreement, and Merger Sub shall not engage in any material activities of any nature except in connection with the Transactions and as provided in or contemplated by this Agreement (or ancillary hereto).

SECTION 6.14.  Advice of Changes.   (a)  The Company shall promptly advise Parent of any change, event, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or which the Company believes would or would reasonably be expected to result in the failure of any of the conditions set forth in Section 7.02(a) or Section 7.02(b) to be satisfied.

(b)  The Company and Parent shall each promptly advise the other party (i) of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions and (ii) upon receiving any communication from any Governmental Entity or third party whose consent or approval is required for consummation of the Transactions that causes such party to believe that there is a reasonable likelihood that any such consent or approval will not be obtained or that the receipt of any such consent or approval will be materially delayed.  The Company shall promptly notify Parent of any notice or other communication from any party to any Specified Contract to the effect that such party has terminated or intends to terminate or otherwise adversely modify its relationship with the Company or any of the Company Subsidiaries as a result of the Transactions.

SECTION 6.15.  Company Warrant.  Following the date of this Agreement and prior to the Effective Time, (a) the Company shall comply with all of its obligations under the Company Warrant Agreement, including delivering any notices, making any determinations and entering into any agreements, instruments and undertakings as required pursuant to the Company Warrant Agreement, and shall not amend, supplement or modify any of the terms of the Company Warrant Agreement without the prior written consent of Parent, and (b) the Company shall, and shall use its reasonable best efforts to cause its Representatives to, cooperate with Parent in connection with the deemed exercise of the Company Warrant pursuant to the Company Warrant Agreement (including Section 5(a) thereof) or any other actions in connection with the Company Warrant pursuant to the Company Warrant Agreement on or prior to the Effective Time.

SECTION 6.16.  Company ESPP.  During the term of this Agreement, the Company shall cause no further offering periods to commence under the Company ESPP from and after the date of this Agreement and shall take all commercially reasonable actions, including adopting any necessary or applicable amendment or resolution, to prohibit (a) participants in the Company ESPP from increasing their payroll deductions from those in effect on the date of this Agreement or (b) any Person who is not a participant in the Company ESPP as of the date hereof from becoming a participant in the Company ESPP.  The Company will terminate the Company ESPP effective as of the Effective Time; provided that if the Effective Time has not occurred by the end of the offering period in effect as of the date hereof (the “Current Offering Period”), then the Company will suspend the Company ESPP until the Effective Time.  If the Effective Time occurs on or before the end of the Current Offering Period, reasonably promptly following the Effective Time (but in any event not later than three Business Days thereafter), the Surviving Corporation shall pay, through the Surviving Corporation’s payroll, to each participant in the Current Offering Period an amount (not less than zero) in cash equal to (i) the Merger Consideration multiplied by (ii) the result obtained by dividing (A) the amount of the payroll deductions credited to such participant’s account pursuant to the Company ESPP as of the Effective Time by (B) the purchase price (as defined in the Company ESPP, with the last day of the applicable purchase period being deemed to be the date on which the Effective Time occurs), net of any Taxes withheld pursuant to Section 2.02(h). If the Effective Time occurs after the last day of the Current Offering Period, the Company will issue shares of Company Common Stock to participants in the Company ESPP pursuant to the terms of the Company ESPP for the Current Offering Period and such shares of Company Common Stock shall be subject to the provisions of Section 2.01(c).

ARTICLE VII

Conditions Precedent to the Merger

SECTION 7.01.  Conditions to Each Party’s Obligation.  The respective obligation of each party to effect the Merger is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by the parties entitled thereto) on or prior to the Closing Date of the following conditions:

(a)  No Legal Restraints.  No applicable Law, Judgment, other legal restraint or prohibition (in each case whether temporary, preliminary or permanent in nature) or binding order or determination by any Governmental Entity (collectively, the “Legal Restraints”) restraining, enjoining, preventing, prohibiting or otherwise making illegal the consummation of the Merger or the other Transactions shall be in effect;

(b)  Required Regulatory Approvals.  The expiration or termination of any applicable waiting periods (including any extension thereof) under the HSR Act and under Section 721 shall have occurred, and all other Required Regulatory Approvals shall have been obtained; and

(c)  Company Stockholder Approval.  The Company Stockholder Approval shall have been obtained.

SECTION 7.02.  Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or, to the extent permitted by Law, waiver by Parent and Merger Sub) on or prior to the Closing Date of the following conditions:

(a)  Representations and Warranties of the Company.  The representations and warranties of the Company (i) set forth in the first sentence of Section 3.03(a) and

Section 3.08(a) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of such date; (ii) set forth in Section 3.02 (other than in Section 3.02(e) and 3.02(f)) and 3.03(b) shall be true and correct (for purposes of determining the satisfaction of this condition, without regard to any “materiality”, “Company Material Adverse Effect” or similar qualifications and exceptions contained therein) both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of such date (except to the extent such representation and warranty expressly relates to a specified date (in which case at and as of such specified date)) except for any de minimis inaccuracies; (iii) set forth in Section 3.01, 3.02(e), 3.02(f), the second sentence of 3.03(a), 3.04, 3.20 and 3.21 shall be true and correct in all material respects (for purposes of determining the satisfaction of this condition, without regard to any “materiality”, “Company Material Adverse Effect” or similar qualifications and exceptions contained therein), both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of such date (except to the extent such representation and warranty expressly relates to a specified date (in which case at and as of such specified date)) and (iv) set forth in Article III other than those specified in the foregoing clauses (i), (ii) and (iii) shall be true and correct (for purposes of determining the satisfaction of this condition, without regard to any “materiality”, “Company Material Adverse Effect” or similar qualifications and exceptions contained therein) both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of such date (except to the extent such representation and warranty expressly relates to a specified date (in which case at and as of such specified date)), other than for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b)  Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time;

(c)  No Company Material Adverse Effect.  Since the date of this Agreement, there shall not have been any change, event, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(d)  No Proceedings.  There shall not be any pending Proceeding brought by any Governmental Entity seeking to (A) restrain, enjoin, prevent, prohibit or otherwise make illegal the consummation of the Merger or the other Transactions or (B) impose a Burdensome Condition;

(e)  No Legal Restraints.  No Legal Restraint imposing a Burdensome Condition shall be in effect; and

(f)  Company Officer’s Certificate.  Parent and Merger Sub shall have received from the Company a certificate, dated the Closing Date and signed on behalf of the Company by the Company’s Chief Executive Officer or Chief Financial Officer,

certifying that the conditions set forth in clauses (a), (b) and (c) of this Section 7.02 have been satisfied.

SECTION 7.03.  Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger is further subject to the satisfaction (or, to the extent permitted by Law, waiver by the Company) on or prior to the Closing Date of the following conditions:

(a)  Representations and Warranties of Parent and Merger Sub.  The representations and warranties of Parent and Merger Sub set forth in Article IV shall be true and correct (for purposes of determining the satisfaction of this condition, without regard to any “materiality”, “Parent Material Adverse Effect” or similar qualifications and exceptions contained therein) both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of such date (except to the extent such representation and warranty expressly relates to a specified date (in which case at and as of such specified date)), other than for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(b)  Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement as of the Effective Time; and

(c)  Parent Officer’s Certificate.  The Company shall have received from Parent a certificate, dated the Closing Date and signed on behalf of Parent by a duly authorized officer of Parent, certifying that the conditions set forth in clauses (a) and (b) of this Section 7.03 have been satisfied.

ARTICLE VIII

Termination; Amendment and Waiver

SECTION 8.01.  Termination.  This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time (whether before or after receipt of the Company Stockholder Approval, except as otherwise expressly noted):

(a)  by mutual written consent of Parent, Merger Sub and the Company;

(b)  by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before July 17, 2019 (such date, as extended pursuant to this Section 8.01(b)(i), the “Outside Date”); provided, however, that in the event the conditions set forth in Section 7.01(a) (if the Legal Restraint relates to matters referenced in Section 7.01(b)) or 7.01(b) shall not have been satisfied on or before the Outside Date, but all other conditions set forth in Article VII have been satisfied (or, to the extent permitted by Law, waived by the parties entitled thereto) (or in the case of conditions which by their nature are to be satisfied at the Closing, are capable of being satisfied on such date) on or before such date, then either Parent or the Company may, by delivering written notice to the other party no later than 5:00 p.m., New York City time, on the Outside Date, extend the Outside Date to January 17, 2020 (the “Initial Extension Date”); provided, further, that in the event (A) the Outside Date is extended pursuant to the foregoing proviso, (B) the Merger shall not have been consummated on or before the Initial Extension Date and (C) the conditions set forth in Section 7.01(a) (if the Legal Restraint relates to matters referenced in Section 7.01(b)) or 7.01(b) shall not have been satisfied on or before the Initial Extension Date, but all other conditions set forth in Article VII have been satisfied (or, to the extent permitted by Law, waived by the parties entitled thereto) (or in the case of conditions which by their nature are to be satisfied at the Closing, are capable of being satisfied on such date) on or before such date, then either Parent or the Company may, by delivering written notice to the other party no later than 5:00 p.m., New York City time, on the Initial Extension Date, further extend the Outside Date to April 17, 2020; provided that notwithstanding the foregoing (including the foregoing provisos), the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to a party if the failure of the Merger to be consummated is the result of a material breach of this Agreement by such party;

(ii) if any Legal Restraint permanently restraining, enjoining, preventing, prohibiting or otherwise making illegal the consummation of the Merger or the other Transactions shall be in effect and shall have become final and non-appealable; or

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor (or any adjournment or postponement thereof) and at which a vote by the Company’s stockholders on the adoption of this Agreement was taken;

(c)  by Parent, if the Company breaches any of its representations or warranties or fails to perform any of its covenants or obligations contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) and (ii) cannot be cured or, if capable of being cured, has not been cured prior to the earlier of (x) 30 days after the giving of written notice to the Company of such breach and (y) the Outside Date (provided that Parent and Merger Sub are not then in material breach of this Agreement);

(d)  by Parent, prior to receipt of the Company Stockholder Approval, if (i) an Adverse Recommendation Change has occurred, (ii) the Company enters into a definitive written agreement providing for the consummation of a Superior Proposal, (iii) the Company Board or any committee thereof shall have failed to reaffirm the Company Recommendation within 10 Business Days after the receipt of a written request to do so from Parent following a Company Takeover Proposal that has been publicly announced or that has become publicly known (provided, that Parent may only make such request once with respect to any Company Takeover Proposal (provided, further, that each time a

Company Takeover Proposal is amended or modified, Parent shall be entitled to make a new request)) or (iv) the Company shall have committed a willful and material breach of its obligations under Section 5.02, which breach, if capable of being cured, has not been cured within five days after Parent has given written notice to the Company of such breach;

(e)  by the Company, if Parent or Merger Sub breaches any of its representations or warranties or fails to perform any of its covenants or obligations contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b) and (ii) cannot be cured or, if capable of being cured, has not been cured prior to the earlier of (x) 30 days after the giving of written notice to Parent or Merger Sub of such breach and (y) the Outside Date (provided that the Company is not then in material breach of this Agreement);

(f)  by the Company, prior to receipt of the Company Stockholder Approval, in order to enter into, concurrently with the termination of this Agreement, a definitive written agreement providing for the consummation of a Superior Proposal in accordance with Section 5.02; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(f) unless the Company has complied in all material respects with Section 5.02 and has paid, or simultaneously with the termination of this Agreement pursuant to this Section 8.01(f) pays, the Company Termination Fee in accordance with Section 6.08; or

(g)  by Parent, if any Legal Restraint imposing a Burdensome Condition shall be in effect and shall have become final and non-appealable.

SECTION 8.02.  Effect of Termination.  In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no force and effect (other than Section 3.20, the last sentence of Section 6.02, Section 6.08, this Section 8.02 and Article IX, which provisions shall survive such termination), without any liability or obligation on the part of Parent or Merger Sub, on the one hand, or the Company, on the other hand, except that no such termination shall relieve any party from liability arising out of or resulting from fraud or the willful and material breach by such party of any provision set forth in this Agreement.  For purposes of this Agreement, “willful and material breach” means a deliberate act or failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement that the breaching party is aware would, or would reasonably be expected to, breach its obligations under this Agreement.

SECTION 8.03.  Amendment; Extension; Waiver.  This Agreement may be amended, modified and supplemented in any and all respects only by an instrument in writing signed on behalf of each of the parties.  Any agreement on the part of a party to any extension or waiver with respect to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such party.  At any time prior to the Effective Time, the parties (treating Parent and Merger Sub as one party for this purpose) may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (iii) waive compliance by the other party with any of the agreements or conditions contained in this Agreement.  Notwithstanding the foregoing, there shall be made no amendment, modification or supplement to this Agreement (x) after receipt of the Company Stockholder Approval which requires further approval by the stockholders of the Company without the further approval of such stockholders or (y) after the Effective Time.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX

General Provisions

SECTION 9.01.  Nonsurvival of Representations and Warranties.  None of the representations or warranties in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement shall survive the Effective Time.  This Section 9.01 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement, that by its terms applies or contemplates performance in whole or in part after the Effective Time.

SECTION 9.02.  Notices.  To be effective under this Agreement, all notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given on the date received if delivered personally or by mail or courier service (with proof of delivery), or on the date sent if sent by facsimile transmission (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)  if to Parent or Merger Sub, to:

Novartis AG

Postfach

CH-4002 Basel

Switzerland
Fax:  +41 61 32 44 300
E-mail: jonathan.emery@novartis.com
Attention:  Head Legal M&A, Novartis International AG

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
E-mail: mgreene@cravath.com

gligelisjr@cravath.com

Fax:  (212) 474-3700
Attention: Mark I. Greene

G.J. Ligelis Jr.

(b)  if to the Company, to:

Endocyte, Inc.

8910 Purdue Road, Suite 250
Indianapolis, IN 46268

United States of America
Fax:  +1 765 463 9271

E-mail: DMcAvoy@Endocyte.com
Attention:  General Counsel

with a copy (which shall not constitute notice) to:

Faegre Baker Daniels LLP

600 E. 96th Street, Suite 600

Indianapolis, IN 46240

E-mail: Dan.Boeglin@FaegreBD.com

Jon.Zimmerman@FaegreBD.com

Jon.Nygren@FaegreBD.com

Fax:  +1 (317) 569-4800

Attention: Dan Boeglin

Jonathan Zimmerman

Jon Nygren

SECTION 9.03.  Definitions.  For purposes of this Agreement:

“ABX License Agreements” means (i) the Development and License Agreement, dated September 29, 2017, by and between the Company and ABX advanced biochemical compounds — Biomedizinische Forschungsreagenzien GmbH (together with all amendments, modifications and supplements thereto) and (ii) the License Agreement, executed in June/July 2017, between ABX advanced biochemical compounds — Biomedizinische Forschungsreagenzien GmbH, Deutsches Krebsforschungszentrum and Universitӓtsklinikum Heidelberg (together with all amendments, modifications, addenda and supplements thereto).

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement that contains provisions that are no less favorable to the Company than those contained in the Confidential Disclosure Agreement (it being understood that such confidentiality agreement need not include any “standstill” or similar provision).

An “affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.  As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or other interests, by contract or otherwise.

A “Business Day” means any day other than a Saturday, Sunday or any day on which banks are required or authorized by Law to close in New York, New York or Basel, Switzerland.

“Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA and each other employment, consulting, bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity-based compensation, vacation, paid-time off, fringe benefit, severance, change in control, retention, disability, death benefit, hospitalization, medical, welfare benefit, post-employment or retirement or other compensatory or employee benefit plan, agreement, policy, program, arrangement or understanding, in each case (i) sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or any member of its Controlled Group for the benefit of any former or current director, officer, employee or independent contractor or (ii) with respect to which the Company would reasonably be expected to have any liability.

“Company ESPP” means the Company’s 2010 Employee Stock Purchase Plan.

“Company Material Adverse Effect” means any change, event, effect, development or occurrence that (a) has a material adverse effect on the business, assets, financial condition or results of operations of the Company, or (b) prevents or materially impairs or delays the consummation of the Merger and the other Transactions or the ability of the Company to perform its obligations under this Agreement; provided, however, that with respect to clause (a) only, none of the following shall be deemed either alone or in combination to constitute, and except as otherwise provided for below none of the following shall be taken into account in determining whether there has been, a Company Material Adverse Effect: any change, event, effect, development or occurrence to the extent resulting from or arising in connection with (i) general conditions in the industries in which the Company operates, (ii) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, credit market conditions and capital markets price levels or trading volumes), in each case in the United States or elsewhere in the world, (iii) any change or prospective change in applicable Law or GAAP (or interpretation or enforcement thereof), (iv) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, (v) any hurricane, tornado, flood, volcano, earthquake, pandemic or other natural or man-made disaster, (vi) the failure, in and of itself, of the Company to meet any internal or external projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement, or changes or prospective changes in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying facts or occurrences giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts or occurrences are not otherwise excluded from being taken into account pursuant to this definition in determining whether there has been a Company Material Adverse Effect), (vii) the announcement, pendency or performance of any of the Transactions, including any Proceeding brought by any Company stockholder (direct or derivative) in respect of this Agreement or any of the Transactions and any departure of any employee or officer of the Company, in each case to the extent resulting from or arising in connection with such announcement, pendency or performance (it being understood that this clause (vii) shall not apply with respect to any representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions or the performance of obligations under this Agreement, including the Transactions), (viii) (1) any action taken by the Company at Parent’s written request or with Parent’s written consent, or that is expressly required pursuant to the terms of this Agreement (other than Section 5.01(a)) or (2) the Company’s failure to take any action if such action is expressly prohibited by the terms of this Agreement (but only to the extent that Parent unreasonably withholds its consent to the taking of such action after receipt of a written request therefor from the Company), (ix) the identity of, or any facts or circumstances relating to, Parent or Merger Sub as party to the Transactions, (x) any determination by, or delay of a determination by, the FDA or any other Governmental Entity, or any panel or advisory body empowered or appointed thereby, with respect to the approvability, manufacturing, labeling, contents of packaging insert, prescribing information, risk management profile, chemistry, manufacturing and controls (CMC) matters or pre-approval inspection matters relating to any Pharmaceutical Products, (xi) any requirement of the FDA or any other Governmental Entity, or any panel or advisory body empowered or appointed thereby, relating to the results of any pre-clinical or clinical testing being conducted by or on behalf of the Company (including by any of its collaboration partners), including any requirement to conduct further clinical trials or any delayed or accelerated launch of any Pharmaceutical Products and (xii) the results of, or any data derived from, any pre-clinical or clinical testing being conducted by or on behalf of the Company (including any of its collaboration partners) or any announcement thereof, including any increased incidence or severity of any previously identified side effects, adverse events or safety observations, or reports of new side effects, adverse events or safety observations, with respect to any Pharmaceutical Products, except (A) in the case of clause (i), (ii), (iii), (iv) or (v), to the extent that the Company is disproportionately affected thereby as compared with other participants in the industries in which the Company operates (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect) and (B) in the case of clause (x), (xi) or (xii), to the extent that any such change, event, effect, development or occurrence results from (I) any action taken (or the failure to take any action) by or at the direction of the Company constituting fraud, gross negligence or violation of applicable Law or (II) any willful and material failure on the part of the Company to comply with the approved clinical protocol for the development of any Pharmaceutical Product (in which case such change, event, effect, development or occurrence may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company RSU” means each restricted stock unit payable in, or whose value is determined with reference to the value of, shares of Company Common Stock, whether granted pursuant to the Company Stock Plans or otherwise.

“Company Stock Option” means any option to purchase shares of Company Common Stock granted under a Company Stock Plan or otherwise (other than under the Company ESPP).

“Company Stock Plans” means the Company’s 2007 Stock Plan, 2010 Equity Incentive Plan and the Company ESPP, in each case, as amended and including all sub-plans thereunder.

“Company Takeover Proposal” means any inquiry, proposal or offer from any Person or group relating to, in a single transaction or series of related transactions, any (a) direct or indirect acquisition or exclusive license of 20% or more of the assets of the Company (based on the fair market value thereof) or assets comprising 20% or more of the revenues, net income or EBITDA (net income, before interest, Taxes, depreciation and amortization) of the Company, (b) direct or indirect acquisition of 20% or more of the outstanding Company Common Stock or the outstanding voting power of the Company (or any other Equity Interests representing such voting power giving effect to any right of conversion or exchange thereof), (c) tender offer or exchange offer that if consummated would result directly or indirectly in any Person or group (or the stockholders of any Person or group) beneficially owning 20% or more of the outstanding Company Common Stock or the outstanding voting power of the Company (or any other Equity Interests representing such voting power giving effect to any right of conversion or exchange thereof), (d) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other transaction involving the Company which would result in any Person or group (or the stockholders of any Person or group) beneficially owning, directly or indirectly, 20% or more of the outstanding Company Common Stock or the outstanding voting power of the Company or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity (or any Equity Interests representing such voting power giving effect to any right of conversion or exchange thereof) or (e) any combination of the foregoing.  For the avoidance of doubt, the Merger and the other Transactions shall not be deemed a Company Takeover Proposal.

“Company Warrant Agreement” means the Warrant to Purchase Shares of Common Stock, dated September 29, 2017, between the Company and ABX advanced biochemical compounds — Biomedizinische Forschungsreagenzien GmbH, as assigned to Cambridge Isotope Laboratories, Inc. (together with all amendments, modifications and supplements thereto).

“Company Warrant” means the warrant to purchase shares of Company Common Stock issued pursuant to the Company Warrant Agreement.

“Contract” means any contract, lease, indenture, note, bond, loan, agreement, arrangement, understanding or other instrument.

“Drug Law” means any statute, law, ordinance, rule, regulation, protocol, process or administrative policy administered or enforceable by the FDA, EMA, PMDA or similar foreign or domestic Governmental Entity (including any Governmental Entity with jurisdiction over the development, marketing, labeling, promotion, sale, use, handling, safety, efficacy, reliability or manufacturing of drugs or medical devices).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Good Clinical Practice Requirements” means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials, including those standards contained in 21 C.F.R. Parts 50, 54, 56 and 312, and applicable FDA guidance, and comparable standards of any other applicable Governmental Entity.

“Good Laboratory Practice Requirements” means the FDA’s standards for conducting non-clinical laboratory studies, including those standards contained in 21 C.F.R. Part 58, and applicable FDA guidance, and comparable standards of any other applicable Governmental Entity.

“Good Manufacturing Practice Requirements” means the FDA’s standards for manufacturing drugs and biological products, including those standards contained in 21 C.F.R. Parts 210, 211, 600 and 610 and applicable FDA guidance, and comparable standards of any other applicable Governmental Entity.

“Inactive Pharmaceutical Products” means those Pharmaceutical Products with respect to which the Company is not, as of the date of this Agreement, (a) undertaking clinical or non-clinical activities for the purpose of seeking approval of the FDA, EMA, PMDA or other equivalent Governmental Entities or (b) undertaking any activities directed to the offer and sale thereof (including promotion, marketing and distribution).

“Indebtedness” means, with respect to any Person, without duplication, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such Person: (a) for borrowed money (including obligations in respect of drawings under overdraft facilities) or with respect to unearned advances to such Person, (b) evidenced by notes, bonds, debentures or similar Contracts, (c) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business consistent with past practice), (d) under capital leases (in accordance with GAAP), (e) in respect of outstanding letters of credit, bank guarantees and bankers’ acceptances, (f) for Contracts relating to interest rate or currency rate protection, swap agreements, collar agreements, forward agreements, futures agreements and similar hedging and derivative agreements or (g) any guarantee in respect of any of the foregoing.

“Intellectual Property” means all intellectual property and other similar or equivalent proprietary rights throughout the world, including moral rights, whether registered or unregistered, including such rights in and to: (i) any patent (including all renewals, reissues, divisions, continuations, continuations-in-part, reexaminations, supplemental examinations, inter partes reviews, post-grant oppositions, substitutions and extensions thereof), patent application, patent disclosure and other patent right, invention and discovery (whether or not patentable or reduced to practice) and any design or utility model (collectively, “Patents”); (ii) any right associated with regulatory filings and approvals for medicines, medical devices or diagnostics, including regulatory, market or data exclusivity rights; (iii) any trademark, service mark, trade name, business name, corporate name, brand name, brand, design, logo, trade dress, social media user names, identifiers, handles and other indicia of origin, including any registration and any application for registration therefor, together with all goodwill associated therewith (collectively, “Trademarks”); (iv) any copyright, work of authorship (whether or not copyrightable), and related rights, software, programs, data and databases in any form (including any documentation thereof), design rights, including any registration and any application for registration therefor (collectively, “Copyrights”); (v) all data, databases, formulae, processes, methods, techniques, know-how and other proprietary or confidential information, however documented, including all trade secrets within the meaning of applicable Law and, with respect to regulatory filings relating to investigational or approved medicines or medical devices, Drug Master Files (collectively, “Trade Secrets”); and (vi) any Internet domain name (including top-level domain names and global top-level domain names).

“Intervening Event” means a development or change in circumstances (other than (1) a Company Takeover Proposal, (2) changes in the price of Company Common Stock, in and of itself (however, the underlying reasons for such changes may constitute an Intervening Event) or (3) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period (however, the underlying reasons for such events may constitute an Intervening Event)) that occurs or arises after the execution and delivery of this Agreement and was not known to or reasonably foreseeable by the Company Board or any committee thereof prior to the execution and delivery of this Agreement.

“IT Assets” means computers, software, middleware, servers, workstations, routers, hubs, switches, data communications lines and other information technology equipment, and all associated documentation, in each case used by the Company.

“knowledge” of any Person that is not an individual means, with respect to any matter in question, the actual knowledge of such Person’s executive officers after making reasonable inquiry; provided that “knowledge of the Company” or “Company’s knowledge” shall also include the actual knowledge of the individuals set forth on Section 9.03(a) of the Company Disclosure Letter.

“Liens” means all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever.

“OSS” means any computer software program whose source code is published and made available under a license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation).

“Parent Material Adverse Effect” means any change, effect, event, fact, development or occurrence that prevents or materially impairs or delays the consummation of the Merger and the other Transactions or the ability of Parent or Merger Sub to perform its obligations under this Agreement.

“Permitted Liens” means (a) any Lien for Taxes or utilities not yet due and payable or Liens for Taxes being contested in good faith and for which adequate accruals or reserves have been established on the financial statements of the Company in accordance with GAAP; (b) zoning, building codes and other land use Laws imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the current use or occupancy of such real property; (c) utility easements, rights of way and similar recorded agreements, easements, covenants, reservations and restrictions; provided, however, that the Liens described in clauses (b) and (c) would not reasonably be expected to, individually or in the aggregate, materially detract from the value of, or materially impair the ability of the Company to use, occupy or operate the real property to which they relate in substantially the same manner as currently conducted (and excluding in all events any Liens securing the payment of money); (d) construction, mechanic’s, materialmen’s, laborer’s, workmen’s, repairmen’s, carrier’s and similar Liens, including all statutory Liens, arising or incurred in the ordinary course of business consistent with past practice; provided, however, that the underlying obligations are not yet due and payable or are being contested in good faith by appropriate proceedings for which adequate accruals or reserves have been established on the financial statements of the Company in accordance with GAAP; or (e) Liens which are set forth in any Authorizations.

A “Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, organization, Governmental Entity or other entity.

“Personal Data” means all data relating to one or more individual(s) that is personally identifying (i.e., data that identifies an individual or, in combination with any other information or data available to the Company or any of its affiliates, is capable of identifying an individual).

“Pharmaceutical Products” means all biological and drug candidates (including components thereof), therapies, compounds or products being researched, tested, developed, labeled, manufactured, stored, imported, exported or distributed by the Company, or being licensed, sublicensed or held for license or sublicense by the Company, in each case as of the date of this Agreement, including 177Lu-PSMA-617,

225Ac-PSMA-617 and the Company’s proprietary chimeric antigen receptor T-cell (CAR T-cell) adaptor molecules.

“Required Regulatory Approvals” means (i) all Authorizations and Judgments of Governmental Entities, and the expiration or termination of all waiting periods (including any extensions thereof), under (a) Section 721 or (b) the HSR Act or (ii) any approval set forth in 9.03(b) of the Company Disclosure Letter.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

A “subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the Equity Interests in which) is owned directly or indirectly by such first Person.

“Superior Proposal” means any bona fide written Company Takeover Proposal made by a third party or group that is not solicited in violation of Section 5.02 and that the Company Board or any committee thereof determines in good faith, after consultation with the Company’s outside counsel and financial advisor, (i) is more favorable to the Company’s stockholders from a financial point of view than the Transactions, taking into account all terms and conditions of such Company Takeover Proposal (including all legal, regulatory, financial, timing and other aspects of such Company Takeover Proposal) as well as this Agreement and all changes to the terms of the Transactions proposed by Parent in response to such Company Takeover Proposal or otherwise and (ii) is reasonably capable of being completed on the terms proposed, taking into account all terms and conditions of such Company Takeover Proposal (including all legal, regulatory, financial, timing and other aspects of such offer); provided that for purposes of this definition, the term “Company Takeover Proposal” shall have the meaning assigned to such term in this Section 9.03, except that all references to “20% or more” in such definition shall be deemed references to “more than 50%”.

“Tax Return” means all returns, declarations, statements, reports, filings, claims for refund, schedules, forms and information returns submitted to any Governmental Entity with respect to or relating to Taxes and any amendments thereto.

“Taxes” means any and all taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

“Taxing Authority” means any Governmental Entity exercising regulatory authority in respect of any Taxes.

SECTION 9.04.  Interpretation.  The headings contained in this Agreement and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  References to “this Agreement” shall include the Company Disclosure Letter.  Any terms used in the Company Disclosure Letter or any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement.  The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The word “will” shall be construed to have the same meaning as the word “shall”.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  The word “or” shall not be exclusive.  The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to October 17, 2018.  Unless the context requires otherwise (i) any definition of or reference to any Contract, instrument or other document or any Law herein shall be construed as referring to such Contract, instrument or other document or Law as from time to time amended, supplemented or otherwise modified, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof and (iv) all references herein to Articles and Sections shall be construed to refer to Articles and Sections of this Agreement.  Wherever the term “group” is used in this Agreement, it is used as defined in Rule 13d-5 under the Exchange Act.  As used in this Agreement, the term “beneficial ownership” (and its correlative terms) shall have the meaning assigned to such term in Rule 13d-3 under the Exchange Act.  The term “made available” or words of similar import mean that the relevant documents, instruments or materials were (i) posted and made available to Parent on the Merrill Datasite due diligence data site maintained by the Company for the purpose of the Transactions not later than the last Business Day prior to the date of this Agreement or (ii) publicly available by virtue of the Company’s filing of a publicly available report, form or schedule with the SEC pursuant to the Securities Act or the Exchange Act not later than two Business Days prior to the date of this Agreement, except, in each case, to the extent the contents of such documents, instruments or materials are redacted.  This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

SECTION 9.05.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner such that the Transactions are fulfilled to the fullest extent possible.

SECTION 9.06.  Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.  Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic image scan transmission (including by portable document format (.pdf)) shall be deemed to be an original and effective as delivery of a manually executed counterpart of this Agreement.

SECTION 9.07.  Entire Agreement; Third-Party Beneficiaries; No Other Representations or Warranties.  (a)  This Agreement and the Confidential Disclosure Agreement (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties and their affiliates, or any of them, with respect to the subject matter hereof and thereof, and (ii) are not intended to confer upon any Person other than the parties any rights or remedies, except pursuant to Section 6.07, which is intended to be for the benefit of the Indemnified Persons and the other Persons covered by the insurance provided pursuant thereto.

(b)  Except for the representations and warranties contained in Article III or in any certificate delivered to Parent in connection with the consummation of the Merger, each of Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of the Company Subsidiaries or with respect to any other information made available to Parent or Merger Sub in connection with the Transactions.

(c)  Except for the representations and warranties contained in Article IV, or in any certificate delivered to the Company in connection with the consummation of the Merger, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information made available to the Company in connection with the Transactions.

SECTION 9.08.  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 9.09.  Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that either Parent or Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent (in the case of Merger Sub) or to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub, as applicable, of any of its obligations under this Agreement.  Any purported assignment without such consent shall be void.  Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.10.  Specific Enforcement; Jurisdiction.  (a)  The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement in any court referred to in Section 9.10(b), without the necessity of proving actual damages or the inadequacy of monetary damages as a remedy (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.  Each of the parties acknowledges and agrees that the right of specific enforcement is an integral part of the Transactions and without such right, none of the parties would have entered into this Agreement.  Each of the parties further agrees not to assert that a remedy of specific enforcement is unenforceable, invalid or contrary to Law.

(b)  Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall be unavailable, any state or Federal court sitting in the State of Delaware) for the purpose of any Proceeding arising out of or relating to this Agreement, the Merger or any of the other Transactions, and each of the parties hereby irrevocably agrees that all claims with respect to such Proceeding may be heard and determined exclusively in such court.  Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall be unavailable, any state or Federal court sitting in the State of Delaware) in the event any Proceeding arises out of this Agreement, the Merger or any of the other Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) irrevocably consents to the service of process in any Proceeding arising out of or relating to this Agreement, the Merger or any of the other Transactions, on behalf of itself or its property, in accordance with Section 9.02 (provided that nothing in this Section 9.10(b) shall affect the right of any party to serve legal process in any other manner permitted by Law) and (iv) agrees that it will not bring any Proceeding relating to this Agreement, the Merger or any of the other Transactions in any court other than the Court of Chancery of the State of Delaware (or, if such court shall be unavailable, any state or Federal court sitting in the State of Delaware).  The parties hereto agree that a final trial court judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  The foregoing shall not restrict any party’s right to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment, or to bring suit for the recognition or enforcement of any judgment obtained in any court sitting in the State of Delaware or in any other court of competent jurisdiction following final determination of the applicable matter.

SECTION 9.11.  WAIVER OF JURY TRIAL.  EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY

PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR ANY OF THE OTHER TRANSACTIONS.  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT MAKES THIS WAIVER VOLUNTARILY AND THAT THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.

[remainder of page intentionally blank; signature pages follow]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

NOVARTIS AG, as Parent,

by
/s/ Keren Haruvi Snir
Name: Keren Haruvi Snir
Title: As Attorney

by
/s/ Augusto Lima
Name: Augusto Lima
Title: As Attorney

EDINBURGH MERGER CORPORATION, as Merger Sub,

by
/s/ Jeffrey Holgate
Name: Jeffrey Holgate
Title: Authorized Signatory

ENDOCYTE, INC., as the Company,

by
/s/ Michael A. Sherman
	Name:	Michael A. Sherman
	Title:	President and CEO

[Signature Page to Merger Agreement]